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2005 JUN 21 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
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U.S.A.

CGN IR, nr
10 June 2005


05009131

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

i. A. Margot Ensinger

Margot Ensinger

Enclosures

PROCESSED
JUN 21 2005
THOMSON
FINANCIAL

6/21

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and further information please turn over.

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

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Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Monatsbericht 05/2005

► Investor Info

► Verkehrszahlen

Investor Info

Veränderung der Auslastung Mai 2005 gegenüber Vorjahr


75
70
%
65
60
2005
2004
SLF
Cargo NLF
Konzern NLF

Wieder 4,5 Millionen Fluggäste befördert

Im Lufthansa Konzern blieb im Mai 2005 mit 4,5 Millionen die Zahl der Fluggäste auf dem Niveau des Vorjahres. Die Kapazität wurde um 3,2 Prozent ausgeweitet, die Nachfrage stieg um 2,8 Prozent. Die Auslastung sank so um 0,3 Prozentpunkte auf 73,2 Prozent. In allen Interkont-Verkehrsgebieten wurden mehr Passagiere gezählt als im Vorjahr. Das größte Wachstum verzeichnete Asien/Pazifik mit einem Plus von 3,9 Prozent. Hier verbesserte sich auch die Auslastung auf 75,2 Prozent (+0,4 PP). Amerika wies mit 78,9 Prozent (-0,1 PP) den höchsten Sitzladefaktor aus, während in Nahost/Afrika die Auslastung um 1,2 Prozentpunkte (69,3 %) unter dem Mai 2004 blieb. Der unverändert harte Wettbewerb führte in Europa zu rückläufigen Passagierzahlen (-0,9 %) und einer schwächeren Auslastung von 64,7 Prozent
(- 1,1 PP).
Lufthansa Cargo meldet für den Mai 2005 eine um 0,7 Prozent niedrigere Transportleistung von 142.000 Tonnen Fracht und Post. Die Kapazitätsausweitung (+ 2,5 Prozent) stammt ausschließlich aus den Bellies der Passage Airlines, während Lufthansa Cargo die Frachterkapazität drosselte und unter Vorjahr hielt. Der Verkauf ging um 0,8 Prozent zurück, der Ladefaktor fiel um 2,1 Prozentpunkte auf 63,2 Prozent. Die Produktion des Konzern-Fluggeschäfts (Passage und Fracht) wurde im Mai um 3,9 Prozent gesteigert. Der Absatz wuchs nur um 1,3 Prozent, so dass der Nutzladefaktor um 1,8 Prozentpunkte auf 68,5 Prozent nachgab.

Tarifvertrag für Kabinenpersonal bis Ende 2008 vereinbart

Für die rund 14.000 Mitarbeiter in der Kabine ist am 9. Mai mit UFO ein Tarifvertrag mit einem Paket von langfristig wirksamen Maßnahmen zur Produktivitätssteigerung abgeschlossen worden. Er hat eine Laufzeit von 48 Monaten und sieht bis Ende 2006 eine Beibehaltung der aktuellen Vergütung vor. Danach soll eine neue Vergütungsstruktur mit einem Ausbau der variablen Vergütung eingeführt werden. Hinzu kommen Einzelmaßnahmen wie die Erhöhung der Flugzeit und die Reduzierung der freien Tage und des Jahresurlaubs.

AirTrust hält 96 Prozent des SWISS Aktienkapitals

Bis zum Ablauf der Angebotsfrist am 2. Juni wurden AirTrust 73,6 Prozent der „Publikumsaktien" angeboten, das entspricht 11,4 Prozent des SWISS-Aktienkapitals. Da für 84,6 Prozent bereits vertragliche Zusagen von Großaktionären vorliegen, hält AirTrust nun 96 Prozent der Anteile. Vom 9. bis 22. Juni gilt noch eine Nachfrist zur Annahme des Kaufangebots.

Investor Infos
Nächste Ausg
11. Juli 2005

2. Zwischenb
10. August 20

Hauptversam

Aktionärs Ser

Hier finden S
▷ Information zu Integration
▷ Weitere Finar
▷ Geschäftsber

Ergänzende
▷ Aktueller Akti
▷ Kursentwicklu
▷ Dividende



Lufthansa Private Jet nun auch in Frankfurt

Der große Erfolg des Ende März in München eingeführten Private Jet-Service hat Lufthansa ermutigt, ihn auch in Frankfurt anzubieten. Kunden können mit Privatjets über 1.000 europäische Flughäfen ansteuern oder von dort über Frankfurt und München mit Lufthansa Jets Ziele in aller Welt ansteuern.

SWISS wird Star Alliance-Mitglied
Am 2. Juni haben sich die Vorstandsvorsitzenden der Star Alliance-Mitglieder in Kyoto einstimmig dafür ausgesprochen, den Antrag der SWISS auf Mitgliedschaft anzunehmen.

Thomas Holtrop wird Vorstandschef von Thomas Cook
Der Aufsichtsrat von Thomas Cook hat am 27. Mai Thomas Holtrop (50) zum Vorstandsvorsitzenden von Thomas Cook bestellt. Er wird am 1. September in den Vorstand eintreten und am 1. November Nachfolger von Wolfgang Beeser.

Hinweise:
Auf unserer Website informieren wir ausführlich über die Beschlüsse der 52. Hauptversammlung am 25. Mai in Köln. Die Aktionäre stimmten der Zahlung einer Dividende von 0,30 EUR pro Aktie ebenso zu wie der Verlängerung der Ermächtigung zum Kauf eigener Aktie bis zum 24. November 2006 und der Schaffung eines neuen genehmigten Kapitals A von bis zu 200 Mio. EUR bis zum 24. Mai 2010.

Die **nächste Investor Info** mit den Verkehrszahlen Juni 2005 erscheint am 11. Juli 2005.
Weitere Informationen zu unseren Meldungen finden Sie hier im Internet unter www.lufthansa-financials.de

Deutsche Lufthansa AG
Investor Relations
Tel. (0221) 826-2444, Fax -2286
Tel. (069) 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

09. Juni 2005

Verkehrszahlen

Lufthansa Passage-Gruppe*	**Mai 2005**	**V. Vj. (%)**	**kumulativ 2005**	**V. Vj. (%)**
Fluggäste in 1.000	4.518	0,0	19.999	- 0,6
Angebotene Sitzkilometer (Mio)	12.887	+ 3,2	57.499	+ 2,9
Verkaufte Sitzkilometer (Mio)	9.439	+ 2,8	42.271	+ 3,6
Sitzladefaktor (Prozent)	73,2	- 0,3P.	73,5	+ 0,5P.
Zahl der Flüge	54.186	+ 0,8	252.331	+ 0,3

*** Deutsche Lufthansa AG + Lufthansa Regional**

Lufthansa Cargo AG	**Mai 2005**	**V. Vj. (%)**	**kumulativ 2005**	**V. Vj. (%)**
Fracht/Post in 1.000 t	142	- 0,7	701	+ 0,6
Angeb. Fracht-Tonnenkm (Mio)	1.036	+ 2,5	4.884	+ 3,9
Verk. Fracht-Tonnenkm (Mio)	655	- 0,8	3.178	+ 0,9
Fracht-Nutzladefaktor (Prozent)	63,2	- 2,1P.	65,1	- 1,9P.
Zahl der Flüge	2.474	+ 23,6	12.202	+ 25,7

Lufthansa Konzern	**Mai 2005**	**V. Vj. (%)**	**kumulativ 2005**	**V. Vj. (%)**
Angeb. Ges.-Tonnenkm (Mio)	2.343	+ 3,9	10.659	+ 3,7
Verk. Ges.-Tonnenkm (Mio)	1.606	+ 1,3	7.437	+ 2,4
Ges.-Nutzladefaktor (Prozent)	68,5	- 1,8P.	69,8	- 0,9P.
Zahl der Flüge	56.660	+ 1,6	264.533	+ 1,2

Europa (inkl. Deutschland)	**Mai 2005**	**V. Vj. (%)**	**kumulativ 2005**	**V. Vj. (%)**
Fluggäste in 1.000	3.484	- 0,9	15.359	- 2,0

Angebotene Sitzkilometer (Mio)	3.710	+ 2,4	16.699	- 1,2
Verkaufte Sitzkilometer (Mio)	2.400	+ 0,7	10.423	- 0,5
Sitzladefaktor (%)	64,7	- 1,1P.	62,4	+ 0,4P.
Fracht/Post in 1.000 t	60	- 2,0	297	- 2,6
Angeb. Fracht-Tonnenkilometer (Mio)	101	- 3,5	487	- 4,9
Verk. Fracht-Tonnenkilometer (Mio)	43	+ 0,6	211	- 1,0
Fracht-Nutzladefaktor (%)	42,9	+ 1,7P.	43,5	+ 1,8P.

Amerika (Nord und Süd)	**Mai**		**kumulativ**	
	2005	**V. Vj. (%)**	**2005**	**V. Vj. (%)**
Fluggäste in 1.000	574	+ 3,2	2.300	+ 0,8
Angebotene Sitzkilometer (Mio)	5.071	+ 2,5	20.920	+ 0,8
Verkaufte Sitzkilometer (Mio)	4.003	+ 2,5	16.538	+ 1,1
Sitzladefaktor (%)	78,9	- 0,1P.	79,1	+ 0,3P.
Fracht/Post in 1.000 t	40	+ 5,1	189	+ 10,1
Angeb. Fracht-Tonnenkilometer (Mio)	418	+ 6,7	1.849	+ 10,1
Verk. Fracht-Tonnenkilometer (Mio)	267	+ 3,3	1.240	+ 6,5
Fracht-Nutzladefaktor (%)	63,8	- 2,0P.	67,1	- 2,2P.

Asien/Pazifik	**Mai**		**kumulativ**	
	2005	**V. Vj. (%)**	**2005**	**V. Vj. (%)**
Fluggäste in 1.000	308	+ 3,9	1.552	+ 11,2
Angebotene Sitzkilometer (Mio)	3.210	+ 4,5	15.115	+ 9,4
Verkaufte Sitzkilometer (Mio)	2.414	+ 5,1	11.879	+ 10,4
Sitzladefaktor (%)	75,2	+ 0,4P.	78,6	+ 0,7P.
Fracht/Post in 1.000 t	34	- 0,9	170	- 3,8
Angeb. Fracht-Tonnenkilometer (Mio)	436	- 1,2	2.148	+ 0,2
Verk. Fracht-Tonnenkilometer (Mio)	299	- 4,9	1.485	- 4,0
Fracht-Nutzladefaktor (%)	68,5	- 2,7P.	69,2	- 3,0P.

Naher Osten und Afrika	**Mai**		**kumulativ**	
	2005	**V. Vj. (%)**	**2005**	**V. Vj. (%)**
Fluggäste in 1.000	148	+ 0,6	777	+ 4,1
Angebotene Sitzkilometer (Mio)	893	+ 5,5	4.731	+ 7,2
Verkaufte Sitzkilometer (Mio)	619	+ 3,8	3.407	+ 5,8
Sitzladefaktor (%)	69,3	- 1,2P.	72,0	- 0,9P.
Fracht/Post in 1.000 t	8	- 14,1	46	+ 2,7
Angeb. Fracht-Tonnenkilometer (Mio)	81	+ 11,5	401	+ 10,1
Verk. Fracht-Tonnenkilometer (Mio)	46	+ 2,8	242	+ 7,0
Fracht-Nutzladefaktor (%)	56,7	- 4,7P.	60,2	- 1,8P.

Deutsche Lufthansa AG
Investor Relations
Tel. (0221) 826-2444, Fax -2286
Tel. (069) 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

9. Juni 2005


top

1st Interim Report
January–March 2005


LUFTHANSA

Lufthansa Group:
Key Data

		January–March **2005**	2004	Change in per cent
Revenue	€m	**3,903**	3,894	0.2
of which traffic revenue	€m	**2,979**	2,886	3.2
EBITDA	€m	**222**	397	-44.1
EBIT	€m	**-63**	127	–
Profit/loss from operating activities	€m	**-29**	219	–
Group result	€m	**-116**	62	–
Operating result	€m	**-26**	-116	77.6
Capital expenditure*	€m	**480**	650	-26.2
Cash flow	€m	**133**	259	-48.6
Total assets as of 31 March	€m	**18,647**	17,610	5.9
Shareholders' equity as of 31 March	€m	**4,048**	2,916	38.8
Employees as of 31 March		**89,939**	93,479	-3.8
Staff costs	€m	**1,164**	1,171	-0.6
Profit/loss per share**	€	**-0.25**	0.16	–

**Capital expenditure without equity*
***Number of shares increased to 457.9 million due to capital increase; previous year's figure has been adjusted accordingly*

This Interim Report covering the period from 1 January to 31 March 2005 was drawn up in accordance with the rules of IAS 34 and the standards applicable since 1 January 2005. We have adjusted all of last year's key data accordingly to facilitate comparisons. This may lead to deviations from the results published a year ago.

Date of disclosure: 11 May 2005

Traffic figures of the Lufthansa Groups' airlines

		January–March **2005**	2004	Change in per cent
Passengers carried	thousand	**11,151**	11,354	-1.8
Passenger load factor	per cent	**73.2**	72.7	0.5 p.
Freight/mail	thousand tonnes	**415**	414	0.1
Cargo load factor	per cent	**65.2**	68.9	-3.7 p.
Available tonne-kilometres	million	**6,133**	5,872	4.4
Revenue tonne-kilometres	million	**4,265**	4,185	1.9
Overall load factor	per cent	**69.6**	71.3	-1.7 p.
Number of flights		**151,791**	152,625	-0.5

Dear Shareholder,

Following the dynamic global economic growth in 2004 the cyclical momentum slowed somewhat in the first quarter of 2005. In particular in the euro zone, and especially in Germany, the forecasts for the current year have been revised downwards markedly. This slowdown also affected the demand for air traffic services, which weakened distinctly in the period under review following last year's robust growth. The Lufthansa Group's traffic output between January and March 2005 remained at the prior-year level. Nevertheless, in the traditionally sluggish first quarter Lufthansa managed to significantly improve the Group's operating result. It came to -€26m (2004: -€116m). Nearly all the Group's business segments bettered their prior-year result and contributed to the positive development. The group result for the first three months came to -€116m.

This interim report up to 31 March 2005 has been drawn up in accordance with the rules of IAS 34 as well as the accounting standards applicable from 1 January 2005. The balance sheet entries are now broken down by maturity. In addition, other taxes are now included under other operating expenses. To facilitate comparability, all the 2004 figures and key data have been adjusted accordingly. This gives rise to discrepancies vis-à-vis the figures published a year ago. Otherwise this interim report is based on the same accounting and valuation methods used in the Annual Report 2004.

Since the end of 2004 one new company has been added to the group of consolidated companies while two others have been eliminated. Compared with last year's first interim report three more companies have been newly consolidated, whereas Chef Solutions and the liquidated SC International Services Ireland no longer feature in the 2005 consolidated accounts. This slightly impairs year-on-year comparability. Details of these changes are provided on page 21 of this report and in the section relating to the Catering segment.

Course of business

Although the world economy continues to expand, the pace of growth slowed slightly in the first three months of 2005. In many countries GDP is growing firmly, especially in Eastern Asia and the USA. The high oil price, which remained at an historically high level in the first quarter of 2005, did not lastingly halt the upward trend. In the euro zone, and especially in Germany, the cyclical recovery was well below the expectations, however. In April the German Ifo business confidence index fell for the third month in a row. The survey results suggest that the economic trend in Germany will remain weak in the coming months. Private consumption remained muted.

The slackening macroeconomic momentum depressed the demand for air traffic services. Even so, the Group's airlines succeeded in lifting their sales volume (passenger and cargo business combined) by 1.9 per cent. But the overall load factor fell by 1.7 percentage points to 69.6 per cent.

In the passenger segment the passenger load factor rose by 0.5 percentage points to 73.2 per cent. The number of travellers carried declined by 1.8 per cent to 11.2 million, largely owing to the weak trend in Europe. The capacity offered was raised by 2.2 per cent and the capacity sold by 2.9 per cent compared with the first quarter of 2004.

In the Logistics segment the volume of freight and mail transported was held at last year's level (+0.1 per cent). While available capacity was expanded by 6.3 per cent, the amount sold increased by 0.7 per cent. The cargo load factor receded by 3.7 percentage points over twelve months to 65.2 per cent.

Revenue

Between January and March 2005 average yields in passenger business fell by 1.7 per cent, whereas in freight business (including the fuel surcharge) they were 5.0 per cent up on 2004. Consequently, traffic revenue rose faster than output, increasing by 3.2 per cent to reach €3.0bn. The Group's total revenue grew only marginally by 0.2 per cent to €3.9bn since other revenue declined by 8.3 per cent year on year to €924m. €370m of this was earned by the business segment Catering and €417m by the MRO segment. Whereas the Lufthansa Technik group managed to push up its external revenue by €14m, the LSG Sky Chefs group's sales with companies outside the Lufthansa Group shrank by 21.6 per cent or €102m compared with 2004. This was due to the sale of Chef Solutions in June 2004, the persistently weak trend of airline catering business in the US and the effects of translating US dollar-denominated revenue into euro (the Group's accounting currency). The share of traffic revenue in total revenue increased again to reach 76.3 per cent.

Other operating income dropped by 51.5 per cent to €285m. Last year this item had included proceeds from the sale of the 13.2 per cent stake in Amadeus Global Travel Distribution S.A. (book profit of €292m).

Expenses

Ongoing cost-cutting and cross-currency effects kept the operating expenses stable at €4.3bn (–0.1 per cent). Staff costs were a little lower than last year's level (–0.6 per cent). On 31 March 2005 the Lufthansa Group's workforce totalled 89,939 (–3.8 per cent). Adjusted for the changes in the group of consolidated companies the headcount was 1.0 per cent down on 2004.

The cost of materials rose by 1.4 per cent and thus less than output, which grew by 2.9 per cent. Spending on fuel, though, soared by 35.1 per cent to €458m. This increase resulted from greater consumption (+4.0 percentage points), higher prices including hedging (+35.7 percentage points) and changed currency parities (–4.6 percentage points). Without the fuel price hedging measures the fuel bill would have been €50m higher. The outlay for fees and charges went down, by contrast, by 2.5 per cent to €524m. Depreciation and amortisation expense went up by 7.3 per cent to €281m, mainly due to the deployment of new aircraft.

Result

In the first quarter of 2005 the Lufthansa Group posted a result from operating activities of –€29m. Last year's profit of €219m had been facilitated inter alia by proceeds from the sale of the Amadeus stake.

The financial result improved by €73m to –€103m (2004: –€176m). This was boosted by the lower negative interest balance of –€69m (–17.9 per cent) and the much better income result from subsidiaries, joint ventures and associates (+50.0 per cent), especially from Thomas Cook.

The result from operating activities plus the financial result together make up the result before income taxes of –€132m (2004: +€43m). After income taxes and minority interests Lufthansa recorded a group result of €116m (2004: +€62m).

Cash flow and capital expenditure

The cash flow from operating activities in the first three months amounted to €133m, which was 48.7 per cent less than in the first quarter of 2004. Gross capital expenditure totalled €480m (2004: €650m). €280m of this was spent on purchases of and advance payments on aircraft, while the remainder was invested in other tangible fixed assets and financial assets. Two new Airbus 330-300s were put into service during the first quarter of 2005.

The internal financing ratio came to 27.7 per cent (2004: 39.9 per cent).

As at 31 March 2005 the Lufthansa Group had net assets of €94m (end-2004: €418m). Lufthansa's gearing including provisions for retirement benefit obligations stands at 102.0 per cent (end-2004: 92.5 per cent).

Major events occurring during the reporting period

On 8 March the German travel agent association Deutscher Reisebüro und Reiseleiter-Verband (DRV) withdrew its complaint against the introduction of the net pricing distribution model. Lufthansa restructured its distribution model in Germany in September 2004 and since then no longer pays a commission to the travel agencies for selling tickets.

At its meeting on 22 March 2005 Lufthansa's Supervisory Board confirmed Wolfgang Mayrhuber in his post as Chairman of the Executive Board of Deutsche Lufthansa AG and extended his contract, which was due to expire on 31 December 2005, by five years until 31 December 2010.

At the same meeting on 22 March the Lufthansa Supervisory Board and the Administrative Board of SWISS approved the jointly developed business model for the takeover and integration of SWISS into the Lufthansa Group. The large SWISS shareholders also support this venture: contractual agreement to sell the shares has already been received for around 85 per cent of the SWISS equity capital. The corresponding integration agreement was signed on 22 March. Lufthansa aims to completely take over SWISS. Owing to antitrust requirements and the need to safeguard traffic rights, the takeover is taking place in several stages. With the integration of SWISS Lufthansa will further extend its position as a leading global network carrier and strengthen its competitive position. Already from the 2005/2006 winter timetable the customers of the two airlines shall be able to enjoy an expanded, globe-spanning flight and route network. The takeover will lead to considerable revenue and cost synergies which will progressively increase and from 2008 will amount to around €160m per year. On 4 May Lufthansa made a public purchase offer to the minority shareholders via AirTrust. The complete takeover of SWISS will cost between €45m and €300m, depending on Lufthansa's share price performance compared with a benchmark index of competitors.

The Lufthansa Group continues to work flat out on its action plan, which will improve the result by €1.2bn up to 2006. Projects and initiatives with a total cumulative volume of €780m have been identified up to the end of 2005 of which measures worth €515m are already being implemented. With a volume of €137m, we made good progress in the first quarter towards achieving our target for 2005.

Major events occurring after the reporting period and outlook

Lufthansa will sell its 5.1 per cent equity interest in Amadeus Global Travel Distribution S.A. to WAM Acquisition S.A. ("WAM"). WAM filed an application with the Spanish financial market supervisory authority on 8 April to approve a takeover offer. The transaction will probably be concluded in the second quarter of 2005. Lufthansa expects the deal to yield sales proceeds of roughly €200m and book profits of around €170m. Lufthansa will concurrently acquire 11.7 per cent of the voting rights in WAM for a price of €100m.

To mark its 50th anniversary, Lufthansa launched a jubilee bond on 3 May with a volume of €50m and a maturity of five years. The interest rate was set at 3.625 per cent per year and the issue price was 99.701 per cent. The bond was listed on the Frankfurt stock exchange on 4 May.

The global economic upswing is expected to stabilise during the remainder of 2005. The world economy is being driven by the USA and the countries in the Far East, led by China, where the International Monetary Fund (IMF) expects GDP to grow by 8.5 per cent. For the US the IMF forecasts a GDP increase of 3.6 per cent. By contrast, the IMF expects only a below-average participation in the upswing by the euro zone and Germany. Here the upturn is being propelled mainly by exports, whereas private consumption is being hampered by the high unemployment rate. In its spring forecast the economic research institute DIW further downgraded its expectations for German growth in 2005. It now expects the German economy to grow this year by only 0.7 per cent. Its forecast in autumn 2004 had envisaged German GDP growth of 1.4 per cent.

The global air traffic industry remains in a difficult situation. Excess capacities are leading to persistent pressure on avarage yields. In addition, we now assume that fuel prices will stay at a high level. Moreover, at the moment it seems likely that Swiss – subject to anti-trust clearance – will have to be fully consolidated in the course of the second half of 2005.

Lufthansa will largely offset these burdens at the operating level through targeted capacity management, the timely implementation of the action plan and the foreseeable improvements in the results of the other Group segments.

Against this background we expect to be able to post a full-year Group operating result on a par with last year's figure.

Segment Passenger Business

Lufthansa Passenger Business Group

		January–March 2005	2004	Change in per cent
Revenue	€m	**2,566**	2,540	1.0
Segment result	€m	**-83**	-53	-56.6
Operating result	€m	**-78**	-64	-21.9
EBITDA*	€m	**137**	469	-70.8
Employees as of 31 March		**34,890**	34,430	1.3
Passengers carried	thousand	**11,151**	11,354	-1.8
Available seat-kilometres	million	**32,474**	31,789	2.2
Revenue passenger-kilometres	million	**23,773**	23,109	2.9
Passenger load factor	per cent	**73.2**	72.7	0.5 p.

**Before profit transfer from other business segments*

Between January and March 2005 the airlines of the Lufthansa Passenger Business group welcomed 11.2 million guests on board, which was 1.8 per cent fewer than a year earlier. The 2.2 per cent expansion of capacity to 32.5 billion available seat-kilometres was well placed on the market: the sales volume was raised by 2.9 per cent to 23.8 billion revenue passenger-kilometres. The passenger load factor consequently improved by 0.5 percentage points to 73.2 per cent.

The individual traffic regions showed different trends. In Europe the slackening economic momentum and the fierce competitive environment pushed down passenger numbers (–3.8 per cent). Lufthansa responded by reducing its capacity by 4.5 per cent. Sales declined by just 2.3 per cent, so that the passenger load factor went up by 1.4 percentage points to 60.7 per cent. In the Americas Lufthansa carried 1.2 million passengers (–0.1 per cent) and sold 9.0 billion revenue passenger-kilometres (–0.3 per cent). Against a 0.4 per cent contraction of output, the passenger load factor was held steady at 79.2 per cent (+/–0 percentage points). In the Middle East/Africa region Lufthansa gained 4.8 per cent more passengers. Capacity supply was expanded by 6.7 per cent and sales by the slightly smaller margin of 5.3 per cent, so that the passenger load factor went down by 1.1 percentage points to 73.0 per cent. In Asia/Pacific Lufthansa recorded double-digit rates of increase but was unable to fully market its extra 12.4 per cent capacity owing to the tougher market competition. The passenger load factor declined by 0.8 percentage points to 78.9 per cent. Some 0.9 million travellers – a year-on-year increase of 14.4 per cent – used Lufthansa's services in Asia.

The traffic data comprise Deutsche Lufthansa AG, Lufthansa CityLine GmbH, Air Dolomiti as well as the partner airlines Augsburg Airways, Contact Air und Eurowings associated under the "Lufthansa Regional" cooperation concept.

Excess capacity and keen competitive pressure pushed down average yields again in the first quarter of 2005. They fell by 1.7 per cent per revenue passenger-kilometre (by 0.6 per cent if adjusted for cross-currency effects). Traffic revenue consequently grew less strongly than sales. It still exceeded last year's figure by 1.3 per cent to reach €2.4bn. Between January and March 2005 the Lufthansa Passenger Business Group generated total revenue of €2.6bn (+1.0 per cent). After adding other segment income, total segment income came to €2.8bn.

Segment expenses increased by 0.7 per cent during the period under review to €2.8bn. The cost of materials totalled €1.5bn and was 3.0 per cent above the corresponding 2004 figure. While fuel costs climbed by 33.9 per cent to €377m, all other material cost items were lowered compared with the first three months of last year. Lufthansa expended €503m on fees and charges which, despite the expanded traffic output, was 2.7 per cent less than in the first quarter of 2004. The fuel price hedging measures limited the cost burden caused by the constantly rising price of oil.

Staff costs increased by 6.0 per cent. Collective pay rises in the spring and autumn of 2004 pushed up wages and salaries by 4.4 per cent. The transfers to company pension provisions grew by 28.8 per cent to €45m. The workforce expanded by 1.3 per cent to total 34,890 persons of whom 18,668 were flight personnel (+4.4 per cent).

Depreciation and amortisation expense was 26.6 per cent or €42m higher in the first quarter of 2005 than twelve months previously. This was caused primarily by the deployment of new aircraft. Other operating expenses fell by 14.3 per cent to €589m. The expenditure on agency commissions included under this heading dropped, for example, by 30.6 per cent following the introduction of the net pricing distribution model, while the cost of insuring flight operations was 29.4 per cent lower than in the first three months of last year.

The Passenger Business segment's capital expenditure amounted to €245m and was well down (–54.9 per cent) on 2004. Two Airbus A330s were put into service during the period under review, whereas nine aircraft were newly added to the fleet in the first three months of 2004.

In the traditionally sluggish first quarter the Lufthansa Passenger Business Group posted a segment result of –€83m (2004: –€53m). The operating result came to –€78m; this is 21.9 per cent less than the first-quarter result in 2004 – due mainly to the burden caused by the high fuel prices.

The full-year operating result for 2005 is unlikely to match last year's figure owing above all to the continuing fierce competitive environment and the fuel price trend.

In the 2005 summer timetable Lufthansa is increasing its capacity only marginally following the sharp expansion last year. The capacity offered in the long-haul sector is being increased by 2.2 per cent, while in the continental network the servicing of new destinations in Eastern Europe from June will cause supply to grow by 0.6 per cent.

Lufthansa has further extended its cooperative ventures with international airlines. On 1 February 2005 Lufthansa and TAP Air Portugal commenced their strategic collaboration with flight code-sharing. On 14 March 2005 TAP also joined the Star Alliance. In March Lufthansa concluded a new bilateral partnership with the Greek Aegean Airlines and concurrently intensified its cooperation with JAT Airways (Serbia/Montenegro).

The HON Circle concept introduced in December 2004 with the new First Class terminal at Frankfurt Airport has been very well received by our passengers. The chauffeured limousine service direct to the aircraft, the personal care and the catering concept have proved particularly popular. With the start of the summer timetable Lufthansa is expanding its product range in the premier passenger segment through an innovative private jet service. In cooperation with NetJets this enables the customer to fly by private jet between more than 1,000 European airports or to the Munich hub and then fly on to destinations all over the world in the First or Business Class aboard Lufthansa flights.

Segment Logistics

Lufthansa Logistics Group

		January–March 2005	2004	Change in per cent
Revenue	€m	**612**	545	12.3
Segment result	€m	**6**	– 14	–
Operating result	€m	**0***	– 16	–
EBITDA	€m	**52**	28	85.7
Employees as of 31 March		**4,854**	5,083	– 4.5
Freight/mail	thousand tonnes	**415**	414	0.1
Available cargo tonne-kilometres	million	**2,866**	2,697	6.3
Revenue cargo tonne-kilometres	million	**1,870**	1,857	0.7
Cargo load factor	per cent	**65.2**	68.9	– 3.7 p.

**rounded below €1m*

In the first quarter of 2005 economic activity weakened in the euro area and especially in Germany, causing Lufthansa Cargo's traffic data to stagnate at last year's level. The freight airline carried 415,000 tonnes of freight and mail (+0.1 per cent) and sold 1.9 billion revenue tonne-kilometres (+0.7 per cent). Since capacity was expanded by 6.3 per cent – mainly in the bellies of passenger aircraft – the cargo load factor declined by 3.7 percentage points to 65.2 per cent. Lufthansa Cargo achieved growth rates in the traffic regions America and Middle East/Africa. The volume of freight transported in these regions grew by 10.8 and 10.7 per cent respectively, and sales by 7.2 and 6.5 per cent. A disappointing trend was seen, by contrast, in cargo business in Asia/Pacific and in Europe. In the Asia/Pacific region 3.6 per cent less cargo and mail was transported and in Europe 5.0 per cent less. The sales volume decreased by 4.0 per cent (Europe) and 4.2 per cent (Asia/Pacific). In all traffic regions Lufthansa Cargo recorded lower load factors compared with the first quarter 2004.

Revenue developed far better. It increased by 12.3 per cent to €612m. Traffic revenue grew by 12.2 per cent to €579m. Average yields were maintained at last year's level and additional revenue of €31m was generated, largely thanks to the fuel surcharges. Traffic revenue was also boosted by the income from chartering freight capacity to other companies such as DHL and Air China. Cargo business was handicapped, on the other hand, by the exchange rate movement of the euro against the US dollar, the Indian rupee and the Japanese yen, which are key currencies in freight business. Between January and March 2005 the Logistics group generated total segment income of €653m (+11.2 per cent).

The segment's expenses rose by 7.7 per cent to €647m. The fuel bill increased by €24m compared with last year to €81m. The fuel price hedging operations dampened the effects of the record prices. Chartering costs went up during the period under review by €31m. This was due mainly to the chartering agreement with Air Atlanta for the capacity of three Boeing 747 freighters, the intercontinental joint venture with DHL and the marketing of the belly capacities of US Airways. The ongoing fleet rollover pushed up depreciation and amortisation expense by 13.8 per cent to €33m. Staff costs were cut, in contrast, by 1.2 per cent to €82m. The cost relief afforded by the downsizing of the workforce was partly offset by an increase in provisions for holidays and retirement benefit obligations. On 31 March 2005 the Logistics group employed 4,854 persons, which was 4.5 per cent less than one year earlier.

The segment's capital expenditure fell by 8.0 per cent to €23m in the wake of the virtually completed fleet renewal programme. Over €22m of this was accounted for by outstanding payments for MD-11 freight aircraft.

In the first quarter of 2005 the Logistics group posted a significantly improved segment result compared with last year of €6m (2004: –€14m). Following last year's negative operating result (–€16m), Lufthansa Cargo recorded a break-even operating result in the first quarter of 2005, above all owing to stringent cost management. For 2005 as a whole the Logistics group anticipates that it will be able to achieve a better operating result than in 2004.

The "Excellence & Growth" programme launched at the start of 2004, which comprises various projects for profitable growth, higher revenue and an improved cost position, is being pursued with the utmost vigour. In the summer of 2005 further measures are being initiated to boost earnings which notably feature steps to optimise capacity and capacity utilisation. Strict cost management and a freeze on all spending that is non-essential to production are being further pursued. The new organisational structure geared to the core processes was introduced from 1 January 2005.

Segment Maintenance, Repair and Overhaul (MRO)
Lufthansa Technik Group

		January–March **2005**	2004	Change in per cent
Revenue	€m	**778**	770	1.0
Segment result	€m	**77**	59	30.5
Operating result	€m	**73**	59	23.7
EBITDA	€m	**92**	85	8.2
Employees as of 31 March		**17,736**	18,105	-2.0

The maintenance, repair and overhaul market picked up appreciably in the first few months of 2005. Lufthansa Technik profited from this and gained 123 new contracts and 18 additional clients with an expected revenue volume for 2005 of €222m. Between January and March 2005 Lufthansa Technik generated revenue of €778m (+1.0 per cent). Revenue with customers outside the Lufthansa Group grew – despite negative effects ensuing from the weakness of the US dollar – by 3.5 per cent to €417m. Its share in total revenue increased by 1.3 percentage points to 53.6 per cent. The revenue generated with Lufthansa Group companies declined slightly (–1.6 per cent). Whereas revenue with the Lufthansa passenger airlines rose on account of the ongoing conversion of the long-haul fleet with the new Business Class product and additional aero-engine events, the business volume achieved with Lufthansa Cargo was reduced by the sale of the Boeing 747 fleet. The Lufthansa Technik group generated total segment income of €815m (+1.5 per cent).

In view of the ongoing price pressures, the Lufthansa Technik group has launched a new cost-cutting and efficiency-boosting programme under the name "Perspectives Technik". The aim is to achieve additional savings and improvements totalling €240m that will be fully effective from 2007. The first fruits are already evident. Thus the segment's expenses fell by €6m vis-à-vis 2004 (–0.8 per cent) to €738m. The cost of materials decreased by 7.2 per cent to €360m. Staff costs were lowered by 2.5 per cent to €233m in the wake of the

smaller headcount. It shrank by 2.0 per cent to 17,736 employees, primarily through the reduction of excess capacity at Lufthansa Technik AG and Condor Cargo Technik. Depreciation and amortisation expense amounted to €17m and was 26.1 per cent down on 2004. Only other operating expenses grew sharply by €34m to €128m (+36.2 per cent). It was inflated by reporting date effects in valuing receivables and higher maintenance costs in Frankfurt.

The segment's capital expenditure totalled €22m and matched the prior-year level (–€1m). It was mainly invested in the continuing construction of a new maintenance hangar for Condor Cargo Technik in Frankfurt and the purchase of an additional spare engine.

In the first quarter of 2005 the Lufthansa Technik group earned a segment result of €77m (2004: €59m) and also lifted the operating result by €14m to €73m. For 2005 as a whole Lufthansa Technik anticipates that, given the implementation of the projects aimed at cutting costs and boosting revenue, it will be able to nearly repeat the very good operating result of 2004.

The competitive situation on the MRO market is intensifying further. For example, when selling its aircraft Airbus recommends a global MRO network of currently eleven audited maintenance facilities. Lufthansa Technik, like other MRO suppliers such as Air France, has so far declined to join this venture and continues to pursue a manufacturer-independent MRO strategy oriented to the airlines' wishes.

In the period under review Lufthansa Technik developed the integrated online applications "manage/m" ("Maintenance Operation WebSuite"). They enable airlines to achieve a completely web-based monitoring of all aspects of their maintenance operation.

For the first time in the Gulf region Lufthansa Technik has signed a total component support contract including sale & lease back of components with Gulf Air. With a major order from the Arab region Lufthansa Technik also reinforced its leading position in the furnishing and upkeep of VIP airliners.

Segment Catering*

LSG Sky Chefs Group

		January–March		Change in
		2005	2004	per cent
Revenue	€m	**484**	586	- 17.4
Segment result	€m	**-28**	- 83	66.3
Operating result	€m	**-14**	- 52	73.1
EBITDA	€m	**-30**	- 51	41.2
Employees as of 31 March		**28,149**	31,540	- 10.8

**Due to disposal of Chef Solutions in June 2004 comparability of previous year's figures is limited*

In the Catering segment Inflight-Management Solutions GmbH was newly consolidated with effect from 1 January 2005, while Caterair Inflight Services of V.I., Inc. and Caterair International Japan Limited were excluded from the group of consolidated companies following their liquidation. The figures for the first quarter of 2004 had also included the Chefs Solutions division, which was sold

on 8 June 2004, and SC International Services Ireland Ltd., which was liquidated in the second quarter. This hampers direct comparisons with last year's figures.

Between January and March 2005 the LSG Sky Chefs group generated revenue of €484m; this was 17.4 per cent less than in the same period of 2004. The disposal of Chef Solutions, further service and price cuts by the US airlines, the closure of a kitchen in Chicago and the effects of translating the revenue earned in US dollars into the Group's accounting currency, the euro, reduced the revenue of the LSG Sky Chefs US group by €118m. On the other hand, the companies in Germany, Sweden, Italy and France achieved revenue increases by winning new customers and expanding production. In Asia/ Pacific revenue grew by as much as 22 per cent. LSG Sky Chefs generated total segment income of €523m.

The segment expenses dropped by 19.9 per cent to €551m. The cost of materials contracted by 25.6 per cent to €201m. Staff costs amounted to €230m and were well down (–12.9 per cent) on the year. Besides the sale of Chef Solutions and currency effects, this was also attributable to staff-shedding in North America, Spain and the United Kingdom. Depreciation and amortisation expense declinded by 66.7 per cent; the corresponding figure in 2004 had contained goodwill amortisation of €26m.

The segment's capital expenditure remained at the fairly low level of €20m.

Between January and March 2005 the LSG Sky Chefs group posted a segment result of –€28m, which was €55m or 66.3 per cent better than a year previously. The operating result of –€14m is likewise €38m or 73.1 per cent higher. This marked improvement was facilitated by the disposal of Chef Solutions but also by the measures taken to bolster the result. LSG Sky Chefs remains confident that it can earn a positive operating result for the full year excluding restructuring charges. The cost-cutting programmes initiated will improve productivity further. For example, the "Triangle" project will lower administrative costs substantially already in the current year.

In March 2005 LSG Sky Chefs succeeded in signing a five-year contract for the worldwide airline catering of Virgin Atlantic and in extending its existing contract with SAS. In the same month LSG Sky Chefs streamlined its organisational structures and abolished the central functions in the US so as to enhance efficiency. The airline catering division is now split into seven regions directly attached to the Executive Board. In March the composition of the Board was also altered and reduced to three members.

Segment Leisure Travel

Thomas Cook AG

		1 November 2004–31 January 2005	1 November 2003–31 January 2004	Change in per cent
Revenue	€m	**1,128**	1,080	4.4
Result from operations (EBITA)	€m	**–145**	–204	28.9
Average number of employees		**22,052**	23,814	–7.4

In the leisure travel industry the upturn in demand that had begun to emerge in the 2003/2004 business year persisted, although the level of economic activity in the euro zone – especially Germany – weakened again.

In the first quarter (1 November 2004 to 31 January 2005) the Thomas Cook group recorded a 2.2 per cent increase in its tour operator business on the corresponding prior-year period with 1.4 million vacationers. All sales markets contributed to this growth. The average holiday duration shortened further in the first quarter of 2004/2005 to 8.8 days, which was 0.4 day less than one year previously. A very positive course of development was recorded, too, by the airline business in Germany. The number of passengers recorded by Condor in its individual seat sales business more than doubled, in part owing to its "Fly Prices" campaigns.

From 1 November 2004 to 31 January 2005 Thomas Cook raised its revenue by 4.5 per cent to €1.1bn. Although kerosene prices remained at an historically high level, the expenditure on leisure travel services grew by only 3.1 per cent to €866m, so that the gross yield increased by €23m to €262m. Around two-thirds of this improvement was achieved in the German sales market thanks to the successful cost management strategy. The group's gross yield margin consequently reached 23.2 per cent (previous year: 22.2 per cent).

Other operating income came to €41m. It was 8.1 per cent lower than in the previous year, when this item had been boosted by the release of provisions amounting to €5m.

Other operating expenses totalled €448m and were €19m or 4.0 per cent down on 2003/2004. Depreciation on tangible fixed assets, for example, fell by €12m (–24.1 per cent) owing to the contraction of the fleet, while staff costs were reduced by €5m (–2.4 per cent). The annual average number of employees within the group declined by 7.4 per cent – due mainly to downsizing at the headquarter, the tour operator and the airline in Germany as well as restructuring in the distribution network in the UK. However, the higher costs of restructuring measures, together with the provisions for partial retirement and pension obligations, prevented a greater reduction of staff costs.

In the first quarter of the business year 2004/2005 the Thomas Cook group posted a seasonally induced negative result from operations (EBITA) of –€145m. It was improved by €59m or 28.9 per cent compared with 2003/2004 thanks to the initiated restructuring measures. The segment result on an at-equity basis comes to –€50m (2003/2004: –€76m).

During the period under review the Thomas Cook group invested €9m. The cash flow from operating activities improved by €86m to –€220m. The group's net indebtedness was cut compared with 31 January 2004 by €525m but, at €827m, it was €231m above the figure recorded on 31 October 2004 owing to seasonal factors.

The tsunami in South-East Asia led to a temporary drop in Asian tourism. On 26 December around 5,000 tourists who had booked with the group were in the resorts affected. All of them who were caught up in the tsunami were promptly contacted and brought home – in part on board special flights of Condor and Lufthansa. Around one-third of the contract hotels in the region were damaged or destroyed. Most of them have meanwhile recommenced operation. The tsunami resulted in total costs and revenue losses to the Thomas Cook group amounting to a single-digit million euro figure; the associated operating expenses have largely already been charged off in the first-quarter result.

The demand for leisure travel remains high. In the current business year Thomas Cook expects the European market to grow by between two and three per cent. The demand profile is changing, however. More and more people now want to assemble their own holiday package from individual components. Thomas Cook has responded to this trend. Condor's individual seat sales has been substantially expanded, the tour operator product range is being made increasingly flexible and corresponding booking facilities have been set up on the group's sales website www.thomascook.de under the name Mix&Travel.

In March 2005 the booking figures of the Thomas Cook group's tour operators were 5.1 per cent up on the year. The good result in the first quarter of 2004/2005, the positive booking situation and the continuing cost-cutting efforts point to the likelihood of further result improvements. Thomas Cook is confident of again being able to earn a positive net result for the full business year 2004/2005.

Segment IT Services
Lufthansa Systems Group

		January–March **2005**	2004	Change in per cent
Revenue	€m	**145**	148	- 2.0
Segment result	€m	**10**	7	42.9
Operating result	€m	**10**	7	42.9
EBITDA	€m	**17**	13	30.8
Employees as of 31 March		**3,203**	3,156	1.5

In the first quarter of 2005 the Lufthansa Systems group maintained the buoyant course of development recorded in the past years. Revenue totalled €145m; the slight year-on-year fall of 2.0 per cent results from a reduction of unit costs by using new technologies which the company has passed on to its customers. This concerns both inter-segment revenue and revenue with companies outside the Lufthansa Group. The Systems group generated total segment income of €150m.

Segment expenses were lowered by 4.8 per cent to €140m. The cost of materials fell by 24.8 per cent as the parallel operation of the old system landscape was made redundant by the successful introduction of Campus XP. Staff costs rose by 6.4 per cent owing to collective pay rises and an expanding workforce. The number of people employed by the Lufthansa Systems group on 31 March 2005 was 3,203, which was 1.5 per cent more than at the same time last year. This was due to the insourcing of additional third-party IT projects, e.g. from the Cominvest subsidiary ebase. The segment's capital expenditure

increased by 42.9 per cent to €10m. It was chiefly invested in expanding the computing capacity. At the same time depreciation and amortisation expense went up by 16.7 per cent to €7m.

Between January and March 2005 the Lufthansa Systems group achieved a segment profit of €10m (2004: €7m). The operating result, too, amounted to €10m and was €3m up on the year. For 2005 as a whole an operating result in excess of last year's figure is expected.

The business segment IT Services will expand its international activities also on the production side with a view to reducing the unit costs of IT services. In addition, Lufthansa Systems is seeking via the project FACE (Future Airline Core Environment) to modernise the integrated system solution MultiHost. For example, the core components reservations, inventory and check-in are being implemented on a new platform.

Service and Financial Companies

		January–March **2005**	2004	Change in per cent
Other segment income	€m	**90**	400	-77.5
Segment result	€m	**24**	330	-92.7
Employees as of 31 March		**1,107**	1,165	-5.0

The consolidated group of Service and Financial Companies comprises Lufthansa Commercial Holding GmbH as well as Lufthansa AirPlus Servicekarten GmbH, Lufthansa Flight Training GmbH (LFT) and financial companies. The income from training services (LFT) and the credit card commissions (AirPlus) as well as the income from fixed investments and the proceeds from asset disposals are contained under other segment income. The corresponding outlays are booked under other segment expenses.

In the first quarter of 2005 the business segment posted a segment result of €24m. Lufthansa Flight Training was responsible for €6m of this and Lufthansa AirPlus for €3m. Contributions to the result also came from income from fixed investments and proceeds from money market funds. Last year's first-quarter segment profit of €330m was mainly attributable to the sale of a stake in Amadeus. The result for the full year is therefore unlikely to match the 2004 figure. However, Lufthansa AirPlus expects to improve its result thanks to an expansion of its international business.

Projections of future developments

This Interim Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time.
If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report of the Annual Report 2004 – should become reality, the actual results may deviate from current expectations.

Consolidated Income Statement

	January–March **2005** €m	January–March 2004 €m
Traffic revenue	2,979	2,886
Other revenue	924	1,008
Revenue	**3,903**	**3,894**
Changes in inventories and work performed by the enterprise and capitalised	48	5
Other operating income	285	588
Cost of materials	-1,925	-1,898
Staff costs	-1,164	-1,171
Depreciation and amortisation	-281	-262
Other operating expenses	-895	-937
Profit/loss from operating activities	**-29**	**219**
Income from investments accounted for using the equity method	-53	-91
Other income from subsidiaries, joint ventures and associates	11	7
Net interest	-69	-84
Other financial items	8	-8
Financial result	**-103**	**-176**
Profit/loss before income taxes	**-132**	**43**
Income taxes	15	19
Profit/loss after income taxes	**-117**	**62**
Minority interests	1	0*
Group result	**-116**	**62**
Basic earnings/loss per share in €**	**-0.25**	**0.16**
Diluted earnings/loss per share in €**	**–**	**0.14**

**rounded below €1m*

***The basic earnings/loss per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the period under review, based on the increased number of shares following the capital increase. The comparative figures have been adjusted accordingly. The diluted earnings/loss per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.*

Consolidated Balance Sheet as of 31 March 2005

Assets	31 March 2005 €m	31 December 2004 €m	31 March 2004 €m
Goodwill	698	667	784
Other intangible assets	139	152	149
Aircraft and spare engines	7,303	7,317	7,196
Investment property	18	18	19
Other tangible assets	1,386	1,356	1,459
Investments accounted for under the equity method	542	592	535
Other financial assets	534	635	628
Repairable aircraft spare parts	442	460	418
Receivables and other assets	165	180	194
Deferred income taxes	192	166	197
Non-current assets	**11,419**	**11,543**	**11,579**
Inventories	379	376	416
Trade receivables	1,895	1,648	1,794
Other receivables and other assets	955	715	873
Securities	994	952	807
Cash and cash equivalents	2,772	2,836	2,141
Assets held for sale	233	–	–
Current assets	**7,228**	**6,527**	**6,031**
Total assets	**18,647**	**18,070**	**17,610**

Shareholders' equity and liability	31 March 2005 €m	31 December 2004 €m	31 March 2004 €m
Capital stock	1,172	1,172	977
Reserves from share premiums	1,366	1,366	809
Fair value reserves	188	50	60
Retained earnings	1,395	982	961
Group result	– 116	404	62
Equity attributable to shareholders of Deutsche Lufthansa AG	**4,005**	**3,974**	**2,869**
Minority interests	43	40	47
Shareholders' equity	**4,048**	**4,014**	**2,916**
Retirement benefit obligations	4,223	4,132	4,443
Other provisions	431	432	402
Long-term financial liabilities	2,659	3,085	3,451
Other liabilities	484	538	289
Deferred income tax liabilities	361	285	200
Long-term liabilities	**8,158**	**8,472**	**8,785**
Other provisions	3,573	3,056	3,587
Short-term financial liabilities	897	221	160
Trade payables	691	1,006	729
Other liabilities	1,249	1,238	1,309
Income tax liabilities	31	63	124
Provisions and liabilities from assets held for sale	–	–	–
Short-term liabilities	**6,441**	**5,584**	**5,909**
Total shareholders' equity and liabilities	**18,647**	**18,070**	**17,610**

Consolidated Statement of Changes in Shareholders' Equity

	Capital stock	Reserves from share premiums	Fair value reserves hedging instruments	Fair value reserves other financial assets	Fair value reserves other financial assets	Currency translation differ-ences
	€m	€m	€m	€m	€m	€m
Balance on 31 December 2003	**977**	**809**	**-87**	**5**	**-120**	**2,053**
Transfers	–	–	–	–	–	-984
Dividends	–	–	–	–	–	–
Profit/loss after income tax	–	–	–	–	–	–
Cross currency effects	–	–	–	–	10	–
Changes in fair value	–	–	42	101	–	–
Transfers to acquisition cost	–	–	29	–	–	–
Transfers to the income statement	–	–	-29	-1	–	–
Other neutral changes	–	–	–	–	–	2
Balance on 31 March 2004	**977**	**809**	**-45**	**105**	**-110**	**1,071**
Balance on 31 December 2004	**1,172***	**1,366***	**-150**	**200**	**-107**	**1,089**
Transfers	–	–	–	–	–	404
Dividends	–	–	–	–	–	–
Profit/loss after income tax	–	–	–	–	–	–
Cross currency effects	–	–	–	–	5	–
Changes in fair value	–	–	170	-12	–	–
Transfers to acquisition cost	–	–	23	–	–	–
Transfers to the income statement	–	–	-43	–	–	–
Other neutral changes	–	–	–	–	–	4
Balance on 31 March 2005	**1,172**	**1,366**	**0****	**188**	**-102**	**1,497**

**after capital increase in June 2004*

***rounded below €1m*

Group result	Equity attributable to shareholders of Deutsche Lufthansa AG	Minority interests	Shareholders' equity
€m	€m	€m	€m
-984	**2,653**	**43**	**2,696**
984	–	–	–
–	–	–	–
62	62	0*	62
–	10	–	10
–	143	–	143
–	29	–	29
–	-30	–	-30
–	2	4	6
62	**2,869**	**47**	**2,916**
404	**3,974**	**40**	**4,014**
-404	–	–	–
–	–	–	–
-116	-116	-1	-117
–	5	1	6
–	158	–	158
–	23	–	23
–	-43	–	-43
–	4	3	7
-116	**4,005**	**43**	**4,048**

Currency translation differences are disclosed under retained earnings in the balance sheet. The other neutral changes in the retained earnings result from the net cost of the capital increase amounting €12m and notably from neutral changes in capital based on valuation at equity. The fair value reserves other financial assets in 2005 include €178m of non-current financial assets held for sale.

Note to the Consolidated Cash Flow Statement

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the period under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	January–March 2005 €m	January–March 2004 €m
Cash and cash equivalents on 1 January	**2,836**	**2,001**
Profit/loss before income taxes	-132	43
Depreciation of fixed assets (net of reversals)	280	266
Depreciation of repairable aircraft spare parts	1	13
Result from fixed asset disposal	-4	-326
Result from investments accounted for using the equity method	53	88
Net interest	69	84
Income taxes paid	-35	3
Changes in inventories	-3	5
Changes in receivables, other assets and prepaid expenses	-335	-295
Changes in provisions and accruals	702	719
Changes in liabilities (without borrowings)	-421	-241
Other	-42	-100
Cash flow from operating activities	**133**	**259**
Purchase of tangible assets and intangible assets	-348	-635
Purchase of financial assets	-131	-7
Additions to repairable aircraft spare parts	18	-27
Proceeds from sale of non-consolidated equity investments	9	395
Proceeds from sale of consolidated equity investments	–	–
Acquisition of non-consolidated equity investments	-1	-8
Acquisition of consolidated equity investments	–	–
Proceeds from disposals of intangible assets, tangible assets and other financial assets	53	36
Interest received	51	43
Dividends received	11	8
Net cash used in investing activities	**-338**	**-195**
Securities/fixed-term deposits	-42	-87
Net cash used in investing activities and cash investments	**-380**	**-282**
Net accrual from capital increase	–	–
Long-term borrowings	236	323
Repayments of long-term borrowings	-34	-146
Other borrowings	50	50
Dividends paid	–	–
Interest paid	-70	-66
Net cash used in financing activities	**182**	**161**
Net increase/decrease in cash and cash equivalents	**-65**	**138**
Effects of exchange rate changes	1	2
Cash and cash equivalents on 31 March	**2,772**	**2,141**
Securities	994	807
Term deposits	–	–
Total liquid funds	**3,766**	**2,948**
Net increase/decrease in total liquid funds	1,045	227

Note to the Consolidated Cash Flow Statement see page 19

Further Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies

Besides Deutsche Lufthansa AG as the Group's parent company, the consolidated financial statements include all the significant domestic and foreign subsidiaries. Inflight-Management Solutions GmbH was spun off as from 1 January 2005 and newly consolidated. Caterair Inflight Services of V.I., Inc. and Caterair International Japan Limited no longer figure in the consolidated accounts following their liquidation. Compared with the first quarter of 2004 the consolidated Group has been additionally expanded by the inclusion of GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 7 OHG, Lufthansa Malta Holding Ltd. and Lufthansa Malta Aircraft-Leasing Ltd., which were only founded in December 2004. On the other hand the figures for the first quarter of 2004 still included the companies belonging to the Chef Solutions division which were sold in June 2004 as well as SC International Services Ireland Ltd., which was liquidated in the second quarter of 2004.

As the establishment of the new companies involved the transfer of assets from existing companies, no changes in the group of consolidated companies are shown here. The consequences of the sale of the Chef Solutions division are reported under the Catering segment.

Contingencies and events occuring after the balance sheet date

Contingent liabilities	**31 March 2005** €m	31 December 2004 €m
from guarantees, bills and cheque charges	609	628
from warranty agreements	935	899
from collateralisation of third-party liabilities	3	3

Various provisions with a total potential effect on the financial result of €293m for subsequent years were not set up owing to the small likelihood of their being utilised. The corresponding figure at end-2004 was €340m.

Of the contingent asset specified in the full-year consolidated financial statements for 2004 in connection with the sale of an equity interest amounting to €14m, a further €3m was realised in the first quarter of 2005. It is anticipated that another €10m will be received in the coming years.

€5m accrued in the first quarter of 2005 from an aircraft sale contracted at the end of 2004. This resulted in book profits of €2m. The contingent asset described in the full year's consolidated financial statements for 2004 resulting from a D & O insurance policy in connection with a claim for damages in Scandinavia continues to exist in the amount of €127.5m.

At the end of March 2005, as at the end of 2004, procurement obligations of €3.0bn existed concerning investments in tangible and intangible fixed assets.

Issued capital

The Annual General Meeting held on 16 June 2004 authorised the Executive Board until 15 June 2009 to increase the issued capital by €25m with the approval of the Supervisory Board by issuing new registered shares to employees against a contribution in cash. Shareholders' subscription rights are excluded.

The Executive Board and the Supervisory Board will submit a motion to the 52nd Annual General Meeting on 25 May to pay a dividend of €0.30 per share.

Asset and financial position at the end of the first quarter of 2005

The use of the IFRS applicable from 1 January 2005 has necessitated a new balance sheet presentation according to the maturity of assets and liabilities. The figures for the first quarter of 2004 and at the end of 2004 have been adjusted accordingly.

The changes in the group of consolidated companies compared with the end of 2004 and the first quarter of 2004 do not materially impair the comparability of the asset and financial position.

The Group's asset total at the end of the first quarter of 2005 amounted to €18.6bn and was 3.2 per cent or just under €0.6bn higher than the corresponding figure at end-2004. This growth was due exclusively to short-term assets, which increased by €0.7bn to €7.2bn. Besides a rise in the normal trade receivables there was also a sharp increase in the market values of the derivatives which were definable as short-term. Another cause of the growth in short-term assets was the reclassification required by IFRS 5 of formerly long-term investments that are now available for sale as short-term assets. This chiefly concerns the equity stake in Amadeus Global Travel Distribution, which was previously included in long-term financial assets, as well as aircraft earmarked for sale (with a total value of €0.2bn). The stock of long-term assets contracted by €0.1bn, mainly as a result of the reclassification of assets available for sale. The ratio of long-term assets to total assets consequently declined from 63.9 per cent at the end of 2004 to 61.2 per cent.

Assets held for sale	**January–March 2005** €m
Assets	
Aircraft and spare engines	13
Financial assets	217
Other assets	3
Equity/Liabilities from assets held for sale	
Equity	178
Liabilities	–

On the liabilities side, minority interests now count as part of shareholders' equity. The latter increased vis-à-vis the end of 2004 by €34m to €4.0bn despite the loss incurred in the first quarter of 2005. The rise is due to the positive change in the market values of hedges which are assigned directly to the shareholders' equity after taking account of deferred taxes. Owing to the marked growth of the equity and liabilities total, the equity ratio decreased by a further 0.5 percentage points and now stands at 21.7 per cent.

Despite the negative interim result before income tax of –€132m, a cash flow from operating activities of €133m was generated. While in the first quarter of 2004 the result before income tax had amounted to +€43m, this had been boosted by a book profit from the disposal of a 13 per cent stake in Amadeus Global worth €292m. In the first quarter of 2004 the total cash flow from operating activities had amounted to €259m. €380m was required for investing activities in the first quarter of 2005 (2004: €282m), one-third of which was funded out of the cash flow from operating activities. Of the gross capital expenditure, €280m was invested in purchases of and advance payments on aircraft. In the first three months of the current year two new Airbus A330-300s were delivered. €182m accrued to the Group from financing activities, i.e. borrowings in connection with the conclusion of finance leasing agreements, scheduled redemptions and interest payments, as a result the liquid funds contracted altogether by €65m.

At the end of the first quarter of 2005 the Group had net assets of €94m (end-2004: net assets of €418m). Lufthansa's gearing, including its retirement benefit obligations, now stands at 102.0 per cent (end-2004: 92.5 per cent).

Segment Reporting Lufthansa Group January–March 2005

Business segment information January–March 2005 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO** Lufthansa Technik group	**Catering**[1] LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Com-panies**	Segment total
External revenue	2,452	609	417	370	–	55	–	3,903
– of which traffic revenue	2,400	579	–	–	–	–	–	2,979
Inter-segment revenue	114	3	361	114	–	90	–	682
Total revenue	2,566	612	778	484	–	145	–	4,585
Other segment income	198	41	37	39	-50	5	90	360
– of which from investments accounted for using the equity method	-10	3	3	1	-50	–	–	-53
Cost of materials	1,510	422	360	201	–	10	4	2,507
Staff costs	548	82	233	230	–	56	16	1,165
Amortisation and depreciation	200	33	17	16	–	7	5	278
– of which impairments	–	–	–	–	–	–	–	–
Other operating expenses	589	110	128	104	–	67	41	1,039
Segment results	**-83**	**6**	**77**	**-28**	**-50**	**10**	**24**	**-44**
– of which from investments accounted for using the equity method	-10	3	3	1	-50	–	–	-53
Segment assets	8,051	1,372	1,991	1,272	207	202	2,776	15,871
– of which from investments accounted for using the equity method	173	12	81	67	207	–	4	544
Segment liabilities	6,520	680	1,430	731	–	226	1,414	11,001
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	245	23	22	20	–	10	23	343
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	8	0*	3	4	–	0*	0*	15
Average number of employees	34,890	4,854	17,736	28,149	–	3,203	1,107	89,939

**rounded below €1m*
[1]Due to disposal of Chef Solutions on 8 June 2004 comparability of previous year's figures is limited

Business segment information January–March 2004 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	Segment total
External revenue	2,418	545	403	472	–	56	–	3,894
– of which traffic revenue	2,370	516	–	–	–	–	–	2,886
Inter-segment revenue	122	0*	367	114	–	92	–	695
Total revenue	2,540	545	770	586	–	148	–	4,589
Other segment income	235	42	33	19	-76	6	400	659
– of which from investments accounted for using the equity method	-9	2	-1	-3	-76	–	-4	-91
Cost of materials	1,466	375	388	270	–	13	5	2,517
Staff costs	517	83	239	264	–	52	18	1,173
Amortisation and depreciation	158	29	23	48	–	6	4	268
– of which impairments	–	1	–	–	–	–	–	1
Other operating expenses	687	114	94	106	–	76	43	1,120
Segment results	**-53**	**-14**	**59**	**-83**	**-76**	**7**	**330**	**170**
– of which from investments accounted for using the equity method	-9	2	-1	-3	-76	–	-4	-91
Segment assets	8,262	1,405	1,992	1,591	246	192	2,392	16,080
– of which from investments accounted for using the equity method	122	10	78	69	246	–	10	535
Segment liabilities	6,828	620	1,346	842	–	236	1,323	11,195
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	543	25	23	18	–	7	31	647
– of which from investments accounted for using the equity method	–	–	–	2	–	–	4	6
Other significant non-cash items	-5	0*	-1	5	–	0*	0*	-1
Average number of employees	34,430	5,083	18,105	31,540	–	3,156	1,165	93,479

**rounded below €1m*

Reconciliation of segment information with consolidated figures in €m:

	Segment total January–March		Reconciliation January–March		Group January–March	
	2005	2004	**2005**	2004	**2005**	2004
External revenue	3,903	3,894	–	–	3,903	3,894
– of which traffic revenue	2,979	2,886	–	–	2,979	2,886
Inter-segment revenue	682	695	-682	-695	–	–
Total revenue	4,585	4,589	-682	-695	3,903	3,894
Other segment income	360	659	-27	-66	333	593
– of which from investments accounted for using the equity method	-53	-91	53	91	–	–
Cost of materials	2,507	2,517	-582	-619	1,925	1,898
Staff costs	1,165	1,173	-1	-2	1,164	1,171
Amortisation and depreciation	278	268	3	-6	281	262
– of which impairments	–	1	–	–	–	1
Other operating expenses	1,039	1,120	-156	-195	883	925
Result	**-44**	**170**	**15**	**49**	**-29**	**219**
– of which from investments accounted for using the equity method	-53	-91	53	91	–	–
Assets	15,871	16,080	2,776	1,530	18,647	17,610
– of which from investments accounted for using the equity method	544	535	–	–	544	535
Liabilities	11,001	11,195	3,598	3,499	14,599	14,694
– of which from investments accounted for using the equity method	–	–	–	–	–	–

Geographical segment information January–March 2005 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	2,132	304	56	386	40	61	–	2,979
Other operating revenue	445	215	25	160	57	22	0*	924
Total revenue	2,577	519	81	546	97	83	0*	3,903

**rounded below €1m*
[1]traffic revenue is allocated by original place of sale

Geographical segment information January–March 2004 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	2,085	284	52	367	39	59	–	2,886
Other operating revenue	432	347	26	151	37	15	0*	1,008
Total revenue	2,517	631	78	518	76	74	0*	3,894

**rounded below €1m*
[1]traffic revenue is allocated by original place of sale

Group Fleet

Number of commercial aircraft of Lufthansa German Airlines (LH), Lufthansa CityLine (CLH), Lufthansa Cargo (LCAG) and Air Dolomiti (EN) as of 31 March 2005

Manufacturer/Type	Group fleet	thereof Finance/ Operating Lease	Operator			
			LH	CLH	LCAG	EN
Airbus A300	15	1	15	–	–	–
Airbus A310	6	–	6	–	–	–
Airbus A319	20	–	20	–	–	–
Airbus A320	36	–	36	–	–	–
Airbus A321	26	2	26	–	–	–
Airbus A330	10	2	10	–	–	–
Airbus A340	40	2	40	–	–	–
Boeing 737	63	2	63	–	–	–
Boeing 747	32	2	32	–	–	–
MD-11F	19	–	–	–	19	–
Canadair Regional Jet*	72	16	4	63	–	5
ATR	16	13	–	–	–	16
AVRO RJ85	18	13	–	18	–	–
Total	**373**	**53**	**252**	**81**	**19**	**21**

Leasing rate Lufthansa Group: 14 per cent

**4 Canadair Jets owned by Lufthansa are currently leased to Eurowings*

On 1 April 1955 – fifty years ago – Lufthansa took off in the tradition of the original Lufthansa, retaining the reputed name and the brand identity of the liquidated airline.
The logo back then was given a contemporary look, with a parabolic curve and capital letters, as shown on the cover of our Interim Report.

Financial Data 2005/2006

2005

25 May	Annual General Meeting Cologne
26 May	Payment of dividend
10 August	Release of Interim Report January–June 2005
10 November	Press Conference and Analysts' Conference on Interim Report January–September 2005

2006

23 March	Press Conference and Analysts' Conference on 2005 result
11 May	Release of Interim Report January–March 2006
17 May	Annual General Meeting Cologne
27 July	Release of Interim Report January–June 2006
26 October	Press Conference and Analysts' Conference on Interim Report January–September 2006

The 1st Interim Report 2005 is a translation of the original German Lufthansa 1. Zwischenbericht Januar–März 2005. Please note that only the German version is legally binding.

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:
Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-24 44 or
+49 69 696-9 43 56
Fax: +49 221 826-22 86 or
+49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Basis
60546 Frankfurt/Main
Tel.: +49 69 696-2 86 89
+49 69 696-64 70
+49 69 696-9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are available via our Internet order service or from:

Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-39 92
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de



05
Member of
Dow Jones
Sustainability
Indexes

Deutsche Lufthansa Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial Register of Cologne District Court under HRB 2168

Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

Executive Board:
Wolfgang Mayrhuber (Chairman)
Dr. Karl-Ludwig Kley
Stefan Lauer

Printed in the Federal Republic of Germany
CGN IR/05




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► Pay agreement reached for cabin crew until end of 2008

Four-year settlement will raise productivity and provide job security

Lufthansa and the independent flight attendants' union (UFO), which represents some 14,000 cabin crew within the Lufthansa Group, have agreed on a wide-ranging package of long-term measures.

Under the terms of the agreement, which runs for 48 months, current salaries will be maintained until the end of 2006. From 1 January 2007, salaries will be raised by at least 2.5 per cent (but by no more than the average wage settlement in Western Germany). From 1 January 2008, staff will receive an inflationary compensation.

A new pay structure will also be introduced for cabin crew. From 2007 the variable component of their salary will be increased to a maximum of half a month's pay, depending on the company's performance.

A number of individual measures have also been agreed to improve productivity. These include increasing the maximum planned duty time of cabin crew by two hours to 89 hours per month and reducing off-duty days by one day per quarter and annual leave by two days. These productivity-boosting components will only apply until the end of 2007, when they will be reviewed.

A new competitive starting salary of 1,350 euros per month was agreed for new members of staff instead of the previous salary of about 1600 euros. Salary increments will be awarded every two years.

In return, Lufthansa has ruled out compulsory redundancies throughout the duration of the wage agreement until 31 December 2008. The company has also pledged that only Lufthansa personnel will be deployed on Lufthansa's passenger aircraft.

Stefan Lauer, Chief Executive Aviation Services and Human Resources, who conducted the negotiations, hailed the pay accord as a further step towards achieving competitive costs, which would offer perspectives for the company and its staff. "Following the agreements with ver.di and Vereinigung Cockpit, we have achieved a substantial and long-term contribution by cabin staff within the framework of our Concerted Campaign. Thanks to the four-year duration of the agreement, the pay freeze in the first two years and the cost-cutting measures for existing and new staff, it has also been possible to guarantee job security until the end of 2008. The outcome is both commendable and equitable. But given the difficult outlook for our industry, which is beset by high fuel prices and aggressive competitors, we will be forced to continue to steadily improve our costs and productivity in all areas of the company."

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz / Michael Göntgens
Tel +49 69 696 – 51014 / – 2999
Fax +49 69 696 – 95428
http://media.lufthansa.com

Frankfurt, 9 May 2005

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Frankfurt, 10 May 2005

▷ **Lufthansa improves operating loss to Euro -26m**

The Lufthansa Group closed the first quarter of 2005 with an operating loss of Euro -26m. This compares with an operating loss in the first quarter of 2004 of Euro -116m. From January to March 2005 the Group generated Euro 3.9bn in revenue and returned a net loss of Euro -116m. When comparing these figures with the net profit of Euro 62m for the first quarter of 2004, the subsequent sale of parts of the company and book profits of Euro 292m from the sale of a stake in Amadeus must be taken into account.

Additional information and the full first interim report for January-March will be posted on our website at http://www.lufthansa-financials.com from 08.30 a.m. (CEST) on May 11.

Deutsche Lufthansa AG
Investor Relations
60546 Frankfurt
Ulrike Schlosser, tel. +49 69 696-90997, fax +49 69 696-90990
Email: investor.relations@dlh.de

10 May 2005



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► **Mayrhuber: "Sound result despite oil price hike"**

Lufthansa lifts operating result in the first quarter by 90 million euro

In the traditionally weak first quarter Lufthansa improved its operating result by 90 million euro to -26 million euro and thus continued its upward trend. "We are on the right track," Wolfgang Mayrhuber, Chairman of the Executive Board of Deutsche Lufthansa AG, said when presenting the first-quarter figures. "We have achieved a sound result despite the dramatic hike in oil prices. All the business segments contributed to this good performance."

The Lufthansa Group took some key strategic decisions during the first quarter. "The customers and their wishes are our benchmark," Mayrhuber said as he outlined the product and innovation campaign that has been set in train. "With the integration of SWISS we shall further extend our role as a leading network carrier in the passenger business segment," Wolfgang Mayrhuber commented. "The merger of SWISS and Lufthansa is a marriage between two airlines that each put a premium on providing top quality. The customers of both companies will reap numerous benefits. An even broader scheduled flight network, better connections and enhanced frequent flyer programmes will boost our attractiveness significantly."

The Leisure Travel and Catering segments are making headway. "Both segments have improved their result appreciably. This year Thomas Cook will achieve the turnaround and move back into the black", Mayrhuber stated. LSG Sky Chefs, too, is anticipating a positive operating result for 2005 before restructuring charges. "The key task remains restructuring its US business."

With the German economy still sluggish and fuel prices at a record level, stringent cost controls, high productivity and flexibility remain crucial. Lufthansa's action plan, which aims to improve the result by 1.2 billion euro by 2006, is being successfully pursued. Of the targeted 780 million euro to boost earnings up to the end of 2005, measures worth 515 million euro have already been implemented. "The action plan is vital for us. Competitive structures create value and safeguard jobs." For 2005 as a whole Lufthansa anticipates an operating profit on a par with last year's result.

The first three months of 2005 in figures

In the first three months of this year the Lufthansa Group generated revenue of 3.9 billion euro, which matches last year's figure. Traffic revenue rose by 3.2 per cent on the back of increased sales and higher average yields at Lufthansa Cargo. Other operating income fell by 51.5 per cent. This was due to the disposal of Amadeus shares in the first quarter of 2004, which had yielded book profits of 292 million euro.

Operating expenses totalled 4.3 billion euro and were thus held at the prior-year level. Fuel costs surged by 35.1 per cent, however, to 458 million euro. Without the fuel price hedging measures, the Group's airlines would have had to pay 50 million euro more for kerosene.

The operating result for the first three months improved by 90 million euro and comes to -26 million euro. The net result amounts to -116 million euro as compared with 62 million euro at the first-quarter stage in 2004. That, too, reflects the effect of the book profits from the sale of the Amadeus shares last year.

Lufthansa invested 480 million euro, of which 280 million euro was spent on expanding and modernising the fleet. The cash flow from operating activities amounted to 133 million euro. On 31 March 2005 Lufthansa had a positive net financial position. Liquid funds exceeded financial liabilities by 94 million euro.

		Jan-March 2005	Jan-March 2004	Percentage change
Revenue	m Euro	3,903	3,894	+ 0.2%
of which traffic revenue	m Euro	2,979	2,886	+ 3.2%
Profit/loss from operating activities	m Euro	-29	219	-
Group result	m Euro	-116	62	-
Operating result	m Euro	-26	-116	+ 77.6%

Capital expediture	m Euro	480	650	- 26.2%
Cash flow	m Euro	133	259	- 48.6%
Employees as of 31 March		89,939	93,479	- 3.8%
Profit/loss per share	Euro	-0.25	0.16	-

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz/Michael Goentgens
Tel. +49 69 696 - 51014 / -67338
Fax +49 69 696 - 6818
http://media.lufthansa.com

Frankfurt, 11 May 2005

Projections of future developments
This release and the interim report contain figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time. If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report of the Annual Report 2004 – should become reality, the actual results may deviate from current expectations.

Here you will find more information on the result

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25 May 2005











► Mayrhuber: "We need reliability from politicians"

Lufthansa creates jobs and invests in Germany

A healthy and profitable Group is the gist of the report presented to the Lufthansa Annual General Meeting in Cologne today by the Chairman of the Executive Board and CEO, Wolfgang Mayrhuber. "Despite Germany's weak economy and persistently rising oil prices, we have stayed on course and performed successfully in the market. We closed the 2004 business year with an operating profit of 383 million euros," he told shareholders. The Group's financial position is stronger than ever, customer satisfaction has never been higher and the fitness programme is producing results. "We are leaner, fitter and more efficient." A good base on which to embark on further improvements. On the back of our respectable results, the Executive Board and Supervisory Board are proposing payment of a per-share dividend of 0.30 euros, Mayrhuber said. "Commensurate dividends are to become the norm," he added. Confirming the Group's full-year forecast for fiscal 2005, said it expects to return a year-end operating result on a par with last year's level.

All the Group's business segments improved their results during the business year. The Chairman was positive about developments at the Thomas Cook leisure travel group, which returned an operating profit. Success in restructuring the LSG catering arm is beginning to emerge, although the situation in the North American market remains singularly difficult. "A long and stony path still lies ahead but the course is right. The LSG problem will be resolved," the Chairman emphasised.

Concentration on core competencies and profitability are the key planks in the Group's overall strategy. Lufthansa has taken further successful steps in portfolio management, selling business interests such as Chef Solutions and its stake in the motorway service stations company Tank & Rast. "The focus of overall corporate development centres on the passenger business. We want to grow and forge ahead with consolidation," Mayrhuber remarked. Lufthansa's merger with SWISS makes sense for both sides: "The brands, the market and cultures fit together. Customers and shareholders alike will profit from that."

"50 years Lufthansa - that's a 50-year success story made in Germany," noted Wolfgang Mayrhuber, in a review of the Group's postwar history. "In 1955, we began with 70,000 passengers - today we welcome more than 50 million passengers yearly on board our flights." From a small, state-owned airline, Lufthansa has matured in five decades into a fully privatised and globally operating aviation group. "Today Germany is our base, Europe our home market and the world our growth market," said the Lufthansa Chairman and CEO.

Lufthansa is intent on writing further success stories, but that presupposes reliable, underlying political conditions, said Mayrhuber. "We need a firm commitment from political leaders to the air traffic industry." Joint initiatives undertaken by government and industry ought not be forced into absurdity. "The attempts are endless: yesterday, a proposed tax on aircraft fuel, today a development-aid levy. That must stop now." Lufthansa is investing in Germany, creating jobs here and driving innovation forward. That must not be impeded by unnecessary bureaucracy, which in effect legally sanctions curbs on investment. "Lufthansa is committed to Germany as an economic and industrial base. Just as people can rely on us, so in the same vein do we expect reliability from politicians," Mayrhuber emphasised.

The Lufthansa chief criticised the subsidising of regional airports. "Instead of expanding profit-generating infrastructure, superfluous and loss-making mini-airports are being upgraded with taxpayers' money. That is detrimental to the profitability of the airline business and jeopardises jobs."

Lufthansa's overriding objective is to open up prospects for staff, customers and shareholders. With its quality and innovation offensive, the Group is well-primed to realise that objective with strategically significant steps, such as equipping its aircraft with Internet connectivity, the construction of its First Class Terminal in Frankfurt and the launch of the Lufthansa Private Jet Service. "Our bargain-priced fares are also making an impact. Lufthansa is not only good, it is also good value for money," said Wolfgang Mayrhuber. Our success in the future will continue to be based on customer confidence, nurtured by our flying and technical competence, our service and quality focus, progress and innovation. Success depends on people - our people, who are working, worldwide, for Lufthansa. They are the guarantee for the Group's future."

Annual Genei
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Deutsche Lufthansa AG
Corporate Communications
Christine Ritz/Michael Göntgens
Telephone +49 (69) 696 - 2999
Fax +49 (69) 696 - 95428
http://media.lufthansa.com

Cologne, 25 May 2005

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27 May 2005









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▶ Thomas Holtrop new Chairman and CEO of Thomas Cook

At its meeting today, the Supervisory Board of Thomas Cook AG appointed Thomas Holtrop (50) as the new Chairman and CEO of Thomas Cook AG. Thomas Holtrop will join the Executive Board of the leisure travel group with effect from 1 September 2005 and take over at the helm of the four-member Executive Board on 1 November 2005. The present Chairman and CEO Wolfgang Beeser will then move to the Supervisory Board to allow the group to continue profiting from his years of experience. The appointment of Thomas Holtrop is an early signal of the course to be taken by Thomas Cook AG in the future. "The group is on the right path. Its restructuring programme is well underway and must be firmly continued. The well-prepared transition from Wolfgang Beeser to Thomas Holtrop at the head of the group ensures continuity and is an important signal for our business partners and customers, for the staff and financial markets," said the Thomas Cook Supervisory Board Chairman, Jürgen Weber.

With the appointment of Thomas Holtrop, Thomas Cook AG will be led by an internationally experienced manager. From 2001 to 2004, he belonged to top management at Deutsche Telekom AG and was, from 2003 until he left the group a member of its Executive Board. As Chairman of T-Online AG, he led the company with entrepreneurial foresight and vision in its rapid evolution into one of Europe's leading online portals. He spearheaded major trends leading to the economic viability of the online market and the successful marketing of new and innovative media portals.

Prior to joining Deutsche Telekom AG, Thomas Holtrop gained extensive professional experience from working, since 1981, in the tourist and related businesses. He began his career at Club Méditerranée Deutschland and subsequently took over as head of marketing and sales Europe at Robinson Hotels GmbH. From 1989 to 1996, Thomas Holtrop held senior management positions at American Express International Inc. in London, Frankfurt and New York in sales, marketing and communications. He was latterly Vice President International Business Partners there and a member of the International Executive Committee. Between 1996 and 2000, Thomas Holtrop he played a major role at Deutsche Bank AG in the establishment of Bank 24, initially as executive manager and, from 1997, as a member of the Executive board of Deutsche Bank 24. He moved to Deutsche Telekom AG in 2001.

Thomas Holtrop has been seated on the Supervisory Board of Gruner + Jahr since 2005.

Deutsche Lufthansa AG
Corporate Communications
Klaus Walther
Phone + 49 69 696 - 2999
Fax + 49 69 696 - 95428
http://media.lufthansa.com

KarstadtQuelle AG
Corporate Communications
Jörg Howe
Phone +49 201/ 727 - 25 38
Mobile: +49 160/ 47 98 000
E-Mail: joerg.howe@karstadtquelle.com

Frankfurt/Essen, 27 May 2005

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2 June 2005

















▶ Star Alliance approves SWISS membership and starts initiative for lowering distribution costs

At its bi-annual meeting held in Kyoto, Japan, the Chief Executive Board of Star Alliance, the airline network for Earth™, voted unanimously to accept the application for membership of Swiss International Air Lines.

With the two confirmed new members South African Airways and SWISS (subject to regulatory approval), the Star Alliance network will in future cover some 846 destinations in 151 countries, with the 18 member carriers operating nearly 16,000 flights per day.

At the same meeting Star Alliance has initiated a major cost-reduction effort, by seeking other distribution channels to the current GDS. A combination of market deregulation and new technology has now created the right scenario in which the so called GDS new entrants or GNEs are becoming real alternatives.

The GNEs will not only allow the member airlines to cut distribution costs, but also permit the carriers to explore new functionalities which the current GDS do not provide, thus further improving the ability to offer tailor-made solutions for international business travellers.

Air Canada, Lufthansa, SAS, Singapore Airlines and United, in conjunction with Star Alliance are at the forefront of this initiative on behalf of all member carriers, with the aim of drawing up a single strategy for selecting GNE partners. As a first step in moving this project forward, the various GNEs were invited to demonstrate the capabilities of their systems at a recent workshop. As a direct outcome, Star Alliance will issue a single RFI (request for information) in June 2005, in order to define a Star Alliance standard for the next generation distribution technology and to further assess the various players' capabilities. Representing almost 29% of the world's airline revenues, Star Alliance will be fostering partnerships with suppliers that recognise this, in order to lead industry change for the benefit of everyone in the supply chain.

Overall, the GNE project will form an integral part of the further development in the distribution strategy at the member carriers.

Star Alliance Press Office
Tel: +49 69 96375 183
Fax: +49 69 96375 683
Email: mediarelations@staralliance.com

Nagoya, 2 June 2005

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3 June 2005













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▸ AirTrust holds 96 per cent of SWISS share capital

Grace period from June 9 to June 22, 2005 for acceptance of tender offer

Following the expiration of the offer period, Lufthansa and the Almea Foundation hold a total of 96.0 per cent of the share capital of Swiss International Air Lines Ltd. via the Swiss-domiciled company AirTrust AG. Contractual undertakings to sell have been obtained from SWISS major shareholders accounting for 84.6 per cent of SWISS share capital; and a further 11.4 per cent of SWISS shares have been offered for sale to AirTrust by the company's minority shareholders.

AirTrust submitted a public tender offer to all SWISS minority shareholders on May 4, 2005. By the end of the offer period on June 2, 2005, AirTrust had been offered a total of 6,098,426 SWISS shares for purchase. This corresponds to 73.6 per cent of the 8,281,110 SWISS shares held by minority shareholders at the end of the offer period.

Subject to the pending anti-trust approval, AirTrust declares the public tender offer to be successful.

As specified in the offer prospectus, a grace period of ten trading days will start from June 9 until June 22, 2005, during which remaining minority shareholders will be able to subsequently accept the tender offer.

With a total shareholding of 96 per cent of SWISS share capital, AirTrust now holds more than the minimum number of SWISS shares required to effect a squeeze-out merger of minority shareholders. In view of this, and following the procurement of the requisite approval from the EU competition authorities and the expiration of the grace period, AirTrust might consider the possibility of effecting a squeeze-out merger of SWISS and AirTrust, with due compensation of the remaining SWISS shareholders.

For further questions please contact:

Deutsche Lufthansa AG
Corporate Communications
Phone + 49 69 696 – 2999
Fax + 49 69 696 – 95428
http://presse.lufthansa.com

Swiss International Air Lines Ltd.
Corporate Communications
Phone +41 848 773 773
Fax +41 44 564 2127
communications@swiss.com

Frankfurt/Basel, 3 June 2005

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6 June 2005



▶ Lufthansa wins 2005 BIRD Award in DAX-30 category

For the second year in succession, Lufthansa has clinched the “Best Investor Relations Deutschland Award” in the “Blue Chips” category in a poll conducted by the German online stock market publication "Börse online". More than 600 readers participated in the survey, submitting over 1,500 assessments of 160 German stock corporations in the categories “Blue Chips” (30 DAX-listed companies), “Mid Caps” (50 MDAX and 30 Tec-DAX enterprises) and “Small Caps” (50 SDAX companies).

The private investors who took part in the survey particularly praised Lufthansa’s IR team for the convincing manner in which they explained the company’s revised forecasts. The quality of IR contacts at Lufthansa was also much higher than at other DAX-30 companies. The 2005 Bird Awards were presented on 6 June at the annual conference of the German Investor Relations Association (DIRK), the leading association in the IR sector.

Cologne, 6 June 2005

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Annual General Meeting 2005


Lufthansa
Hauptversammlung
2005
Mayrhuber

The 52nd Annual General Meeting of Deutsche Lufthansa AG was held at the Kölnarena, Cologne, on 25 May 2005.

Overview

Dear shareholders,

A total of more than 4,500 shareholders and guests, representing 41.41 per cent of the equity capital, attended Lufthansa's 52nd Annual General Meeting, held on 25 May 2005.
This year 4,788 shareholders have taken advantage of our online service to order admission tickets or to authorise a proxy nominated by Lufthansa to exercise their voting rights. We would like to thank all those shareholders who have used the Internet to register or appoint a proxy and have thus helped to reduce the organisational costs of the AGM.

Here you can find a brief summary of the event and the voting results.

Please make a note of the time and location of the 53nd Annual General Meeting:
17 May 2006 in Cologne

Shareholder Service

- **Registration for e-mail delivery**
  Registration to receive special shareholder information via e-mail
- **Share register-service**
  Here you can make changes to your address in the Lufthansa share register
- **Terms of use for participants in e-mail delivery**

Information for our shareholders on the 52nd AGM

- **AGM Summary**
- **Voting results**
- **Report by the Executive Board**
- **See the video recording of the speeches of the Chairmen of Lufthansa's Supervisory Board and Executive Board.**



- **Charts** (PDF-file)
- **Mayrhuber: "We need reliability from politicians"**
  Lufthansa creates jobs and invests in Germany
- **Agenda of the Annual General Meeting 2005** (or: PDF-file)
- **Countermotions**
- **Lufthansa Annual General Meeting Key notes from A to Z**
- **Information for shareholders on the 2004 result** (PDF-file)
- **Information on dividend payment**
- **Ownership structure at 31 March 2005**
  Publication pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listing Regulation.
- **Here you can order the Annual Report 2004**

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Lufthansa Annual General Meeting approves dividend of EUR 0.30 and the creation of new Authorised Capital A

The 52nd Annual General Meeting of Deutsche Lufthansa AG held on 25 May 2005 in Cologne approved the dividend of Euro 0.30 per share which had been proposed by the Executive Board and the Supervisory Board. The dividend is payable on 26 May, irrespective of whether that date is a public holiday in certain German federal states.

Topics on the agenda included the approval of the acts and doings of the members of the Executive Board and the Supervisory Board, and the extension of the authorisation for the purchase of the Company's own shares. This now applies until 24 November 2006. According to the resolution, the Company can purchase up to ten per cent of the amount of the share capital at the time this resolution was passed. To date, no use has been made of this authorisation, which was first granted in 2000. (For details **see Topic 6 on the Agenda**)

The creation of new Authorised Capital A also met with broad approval. As a result, the Executive Board is now authorised, with the consent of the Supervisory Board, to raise the share capital of the Company in one or more stages until 24 May 2010 by as much as Euro 200 million by issuing new registered shares against cash contribution (Authorised Capital A). Shareholders shall be granted subscription rights. The authorisation which was issued on 19 June 2002 and limited until 18 June 2007, will be cancelled to the extent that use has not been made of it as yet. (For details **see Topic 5 on the Agenda**.)

More than 4,500 shareholders and guests, representing 41.41 per cent of the equity capital, attended the 52nd Annual General Meeting of Deutsche Lufthansa AG in Cologne on 25 May. This percentage was far better than in the previous year.

▷ **Here you will find all voting results**

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Voting results


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52nd Annual General Meeting
Wednesday 25 May 2005 in Cologne, Kölnarena

Agenda	"yes" in per cent	"no" in per cent
2. Appropriation of the balance sheet profit for the 2004 financial year	99.88	0.12
3. Approval of Executive Board's acts for the 2004 financial year	99.66	0.34
4. Approval of Supervisory Board's acts for the 2004 financial year	99.43	0.57
5. Cancellation of Authorised Capital A, creation of new Authorised Capital A and a corresponding amendment to the Articles of Association	99.41	0.59
6. Authorisation to purchase own shares	98.48	1.52
7. Appointment of auditors for the annual financial statements in the 2005 financial year	99.89	0.11

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52nd Annual General Meeting of
Deutsche Lufthansa Aktiengesellschaft

Annual General Meeting
Speech by Chairman of the Executive Board and CEO
Wolfgang Mayrhuber
on 25 May 2005
in Cologne

Check against delivery.

Good morning, Ladies and Gentlemen,
We are pleased to have you with us in the Kölnarena. A wholehearted welcome as well to our shareholders, who have joined us on the Internet.

Before reporting on your company's present position, allow me to review briefly the past half century.
On 1 April 1955 - ten years after the end of World War Two, Lufthansa was allowed to resume flight operations. In the interim since then, Lufthansa - your company - has performed magnificently. From a small, state-owned airline, it has evolved into a fully privatised and globally active aviation group.
50 years Lufthansa - a fifty-year success story "Made in Germany" -

- In 1955, we began with 70, 000 passengers - today we welcome more than 50 million people on board our flights
- In 1955, we were operating on one intercontinental route to New York and three European routes to London, Paris and Madrid. Today Lufthansa alone is serving 182 destinations, among them 18 in Germany, 92 in Europe and 72 overseas. Together with our alliance partners, we fly to about 795 destinations in 139 countries.

And another figure eloquently evidences your company's development in the past half century.

- In 1955, Lufthansa employed 2,000 people, its workforce today numbers around 90,000 and of the total - 60,000 in Germany alone. Today we provide training and apprenticeships for more young people than the total workforce we employed in 1955.

50 years ago

- Germany was Lufthansa's base, home market and growth market, all in one.

Today

- Germany is our base
- Europe is our home market
- And the world is our growth market

Lufthansa has changed constantly and yet remained true to its origins. Despite change, it has remained steadfast, preserved its values. We change while preserving the tried and proven. In the future, too, our success will be based on customer confidence, nourished by our flying and technical competence, our service and quality focus, by progress and innovation. Our success depends on people - on all the people in all the companies in

the Group working, worldwide, for Lufthansa.

Allow me at this point to pay tribute to the foresight of our founding fathers and predecessors, and for the firm foundations they put in place. It is there that our corporate culture and sense of responsibility are firmly anchored. We also owe a debt of gratitude to the "Lufthanseats", now in retirement, who have served the company so well. And, Ladies and Gentlemen, let us not forget those of the staff, who have helped take the company to where it is now but are no longer with us.
"Lufthanseats" have made Lufthansa a strong brand, which is known and respected around the world. We have acquired a role as Germany's ambassador. Of that, we are very conscious.
Ladies and Gentlemen, Lufthansa - with its fifty years - is more dynamic and more successful than ever. Working for this company is a pleasure. I personally am proud of being able to lead a strong team at Lufthansa in pursuit of your interests and of shouldering responsibility for your company.

Before I now comment on our results in 2004, let me highlight three developments of the past year:

1. The financial position of your company grew even stronger during the business year (that was highly important to us)
2. Customer satisfaction is higher than ever because we have invested further in products and quality (and we have scope for even more).
3. Our fitness programme has turned up trumps (we are leaner, fitter and more efficient).

Ladies and Gentlemen,

Lufthansa was back among the profits again in 2004. Despite Germany's weak economy and constantly rising oil prices, we stayed on track and operated successfully in the market. We grew and what's more we grew profitably.

We closed the 2004 business year with an operating profit of 383 million euros.

The previous year's net debt of 591 million was transformed into net assets of 418 million euros.

In other words, we acquired more than one billion euros in additional liquid funds during the year. And that did not come out of the blue - it was the reward for your backing in the capital increase, and for the industry and effort of all the staff.

And we have also sown the seeds for the future by investing a total of 1.8 billion euros. Most of that outlay - in the region of 1.3 billion euros, went on aircraft for the fleet. We outgrew the industry average: The airline expanded capacities by 13.4 per cent to the benefit of all business segments in the Group and sold all of that increase in the marketplace. Passenger numbers in 2004 surpassed 50 million for the first time.

I think that we've turned in respectable results. The Supervisory Board and the Executive Board are delighted at being able to allow shareholders to participate in that success. We propose payment of a dividend - amounting to 0.30 euro-cents per share. Commensurate dividends are to become the norm - that is what we are aiming for.

Dear Shareholders,

the figures at the end of the year are one thing. They are important indicators, but they do not say everything about the state and strength of your company. Equally important are the measures that we have taken to position your company for the future. On that score, we made significant progress last year. We are moving firmly ahead, the profiling of the Group has assumed contours and is having effect. We have worked successfully on our portfolio - true to the maxim: less is more.
That's why, among others, we sold our facility management company (Lufthansa Gebäude Management) as well as Chef Solutions alongside shareholdings in Amadeus Global Travel Distribution and our stake in the motorway service stations company (Autobahn Tank & Rast Holding).

All our business segments reported successes in the business year. All improved their results. All have invested in new markets. All have gained new customers and all have developed new products.

The Airline performed well - especially in view of the rise in oil prices in the fourth quarter - to deliver an operating profit of 265 million euros.
Simultaneously, significant strategic steps were taken, notably in our quality and

innovation offensive.
For example:

- With the introduction of FlyNet Internet connectivity, a world first, in the aircraft cabin,
- with WLAN and a new lounge concept,
- with diverse improvements for Business Class passengers,
- the new First Class Terminal in Frankfurt, our HONCircle Status (for very frequent flyers) and
- only recently, the Lufthansa Private Jet Service.

Resonance across-the-board has been very, very positive.

- Our bargain price offers have also made their mark. The word is beginning to spread that Lufthansa is not only good but also good value for less money.
- And, to mention another pillar of our strategic direction: Lufthansa is writing another success story with its involvement in Munich Airport. Munich has successfully emerged as Lufthansa's second hub - the fastest growing in the whole of Europe. Our southern hub ranks meanwhile among the top ten airports in the EU.

All that was made possible by our investment in the fleet and new routes. We intend to continue growing and, to that end, the infrastructure in Munich must be further developed. Standstill would be tantamount to losing ground.

Last year again, the Star Alliance was of elementary strategic importance to us. It is and will remain the Number One airline grouping. With the founding of Star Alliance Regional, we have also drawn small, upcoming markets into our global route network. That's why we are cooperating with Croatia Airline in Croatia and Adria Airways in Slovenia. New partners like TAP and SAA are enhancing our global services. New destinations, dear shareholders, are making your company even more attractive.

On the cost-saving front, we are making good headway. We are rigorously implementing our Action Plan to reduce costs. We had cut costs on a lasting basis by 378 million euros by year-end 2004. The new pay accords with Vereinigung Cockpit, pilots' union, the ver.di public service and transport workers' union and, just recently, our flight attendants are fundamental to safeguarding our future viability. Much still remains to be done, of course. By the end of 2005, we are planning to achieve sustainable savings of 780 million euros - we have already realised 515 million euros towards that target. Those savings are essentially important, especially for operating economically in European traffic.

Only in concert, only by acting together can we come up with new developments and improve existing services.

Only by pulling together can we raise the efficiency of the entire organisation. Only together can we balance costs through productivity. We intend to remain in the overtaking lane: Maintaining perspectives for you, the shareholders, for our customers and for our staff - that is our prime objective. And that as well is only possible together.

Lufthansa Cargo, the second 'flying business segment', is producing positive operating results again and has outgrown the industry average in spite of difficult underlying market conditions. In face of aggressive competition and the strong euro, the results posted by Cargo are very respectable. With a package of sweeping measures, Lufthansa Cargo is facing up actively to structural change in the aviation industry. Our logistics services provider is becoming leaner and more dynamic; quality is being enhanced, the network optimised and the customer focus sharpened. Notable during the 2004 business was the forging of new partnerships and the acquisition of stakes in new ventures: The founding of our Chinese joint-venture airline - "Jade Cargo International" - came at exactly the right time. We stepped in before the others: This will open up immense possibilities in the medium term in the Asia growth market. Similar prospects are in store following the opening of the ICCS International Cargo Centre Shenzhen, which Cargo and Shenzhen Airport founded jointly last year.

Our global MRO business segment, Lufthansa Technik, did well in a difficult market environment. The subsidiary increased its market lead in the global MRO market, raising earnings by 7.3 per cent.

Lufthansa Technik's customer base increased by twelve per cent to a total of 514 clients, worldwide. The company booked 255 new orders worth 330 million euros during the year. Those figures speak for themselves.

In choosing a location for a new joint venture with Rolls-Royce to provide MRO services for aero-engines, we opted for Erfurt in Thuringia in eastern Germany. The plant is to serve as a "lighthouse project", as a source of inspiration and encouragement for the entire east German region. And I hope that our decision will be seen as a clear signal of our commitment to Germany as an industrial base.

The government in China has given its approval for a further 25-year extension of the proven cooperation with Air China in the Ameco Beijing maintenance base. That is another milestone for LHT in the strongly growing Chinese and Asian market.

Lufthansa Technik is well positioned for the future. With innovative products and cutting-edge technology, the MRO subsidiary is an established fixture in the market. It is well prepared for the arrival of the Airbus A380. When the megaliner enters into service, thousands of Lufthansa engineering hours will have already been invested in the aircraft's development. Lufthansa Technik is ready now to service the superjumbo for Lufthansa and other airline clients.

Now to the catering business. We have the greatest confidence in the new team at LSG following changes in top management. The restructuring programme is in full swing and initial success in cost-cutting is becoming evident. The principal problems are still in the north American market, which has practically halved. Nevertheless, incisive steps have been taken to redress the situation, such as the sale of Chef Solutions as well as the closure and amalgamation of loss-making kitchen facilities, including seven in the USA and four in Canada. In the process, LSG has had to shed 8,000 jobs. Further initiatives to spur LSG's rehabilitation are in the pipeline.

The operating result improved year-on-year in spite of the dollar weakness. LSG maintained its position in the airline catering business and even extended it in Europe, Africa and the Asia/Pacific.

Admittedly, a long and stony path lies ahead but LSG is on course and the problems in this business segment will be resolved.

The trend in the leisure travel business is clearly upward. In the light of the latest figures at Thomas Cook, we are truly optimistic:

- 13 million customers,
- revenues of 7.5 billion euros,
- a 50 per-cent increase in group liquidity,
- halving of net indebtedness and
- a positive operating result of 22 million euros -

those figures show that the leisure travel group has achieved the turnaround. All in all, financial consolidation has made immense strides.

The information and communications technology business segment closed the 2004 business year with an appreciable increase in revenues and results. Lufthansa Systems lifted its operating result by 56.4 per cent to a total of
61 million euros.

The IT company enlisted a number of new clients outside the airline industry and plans further growth in that direction.

Among an array of innovations I will just mention, as representative of all the others, the new electronically generated route charts for aircraft pilots. These charts take us a major step nearer the "paperless cockpit", which will soon become reality. Airbus intends to install our system on the A380.

So much for an overview of our individual business segments.

The policy across the Lufthansa Group is for each segment to concentrate on its core business, on its core skills and profitability. All the business segments have opportunities to grow but the focus of overall corporate development must centre on the passenger business - on the airline. Each and every of our subsidiaries must demonstrate its ability to compete and create lasting value.

The global air traffic industry remains in a difficult situation. Excess capacities are exerting persistent pressure on average yields. We assume, moreover, that fuel prices will stick at their present high level. As things stand, we additionally assume that SWISS, subject to anti-trust clearance, will have to be consolidated in the course of the second

half of the year.

Lufthansa will largely cushion those burdens systematically at the operating level with specific measures such as timely implementation of our Action Plan, the foreseeable improvements in the results of the other Group business segments and demand-driven capacity management..

Against that background, we anticipate a full-year Group operating result on a par with last year's figure.

Ladies and Gentlemen,
in June last year, we effected a successful capital increase. That rights issue was of crucial importance for the future of our Group. I must thank you, dear shareholders, for your confidence. Thank you for backing that important step. It has made us very much more flexible in respect of investment in the fleet.

But you, the shareholders, were not the only ones to invest. Our staff have also made a contribution: Improving productivity by close to twelve per cent without any additional staffing is no mean achievement; by no means did it come out of the hat. It is the result of responsible action, the fruit of immense effort. I think the staff merit our applause.

Yes, we have again achieved a great deal and are still aiming for much more.

Ladies and Gentlemen, the crane has gained in altitude. We intend to lift it to greater heights.

The prospects for that are good. The airline business is a growth industry and we intend to profit from that growth. We can only do that, however, if we are allowed to operate from our base in a reliable operating environment.

It is there that the trouble lies. The long-overdue expansion of profit-generating infrastructure - for example, in Frankfurt - has been dragging on laboriously for years on end. Whereas elsewhere, superfluous and loss-making small airports and onetime military bases in close proximity to existing airports are being upgraded.

That is a waste of taxpayers' money and utter nonsense. It does not create any jobs, it puts jobs at risk. It must be stopped.

Or, take the rigmarole involved in our planning and building permit procedures: We are rightly proud that a third of the Airbus is made in Germany. But when, at the start of the approval procedure for construction of a simple maintenance hangar for the A380, 2.5 million euros have to be spent on a hall to hear the objections of opponents of the new aircraft, that's impossible for me with the best will in the world to explain to anyone. Least of all to the jobless, who could find employment here immediately.

Another example: the printing costs, Ladies and Gentlemen, just the printing costs of the paperwork in the zoning regulation procedure for expansion in Frankfurt run to six million euros. Where will we end up? It makes you think the new runway is being built with paper. Those bureaucratic procedures are costing valuable time, money and hassle. And: They disadvantage Germany as an economic and industrial base. The procedures must be urgently pruned. They border on legally sanctioned impediments on investment.

While we drag our feet, new and cost-efficient international airports are under construction in the Gulf states (in Dubai) and elsewhere in the world. Do we want to be left high and dry?

Take the talk shows, in which politicians moan about the situation in the Country and complain of management mistakes. Why do they pounce on issues, like the 'loyalty of capital' as only recently, which politicians can scarcely influence anyway. Surely there'd be more sense in tackling the problems I've just mentioned. Those are problems that politicians can influence and enhance the attractiveness of job-creating capital.

Lufthansa is committed to Germany as an economic base. Just as we can be relied on, so do we expect reliability from our politicians. We expect a firm commitment on their part to aviation.

Initiatives and innovation spurred, for example by the Federal Chancellor and the Transport and Economics Ministry ought not be counteracted by "sudden whims" from other ministries. The attempts are endless: yesterday, a tax on aircraft fuel, today development-aid levies, tomorrow new security charges, on top of everything else. Why kill the hen that lays the golden eggs. We all say that.

We are investing in Germany and creating future-proof jobs here, we are spear-heading innovation. A successful Lufthansa helps Germany as a place to do business in, it casts the Country in a positive light and is beneficial for our image in the world. As an air transport company, we - more than other German companies - are also the Country's ambassador in other lands.

Ladies and Gentlemen,
Our industry is undergoing deep-rooted change. Lufthansa is well equipped for the challenge. Besides keeping to well-trodden paths, Lufthansa has always ventured along new avenues. And we will continue doing that to keep the Group thriving over the next fifty years.

European air traffic is operating under a liberalised regime. It is now entering into an era of consolidation.
We have actively helped shape that development, initially by forging airline alliances. Owing to the restrictive allocation of air traffic rights, alliances constituted the fastest means of exploiting synergies in partnership with others and laying on worldwide route networks for customers.

That strategy is still valid but the box of tools for shaping the future has become more facetted and varied. We are in a position to utilise all those tools. Our approach is characterised by circumspection. Sustainability is the norm for all our actions. The toolbox for successful growth consists of

1. organic growth from our own resources, that's to say with new routes, new frequencies, new customers
2. growth through cooperation with global alliance partners with the same effect
3. growth through acquisitions such as the purchase of Air Dolomiti and SWISS to intensify the opening-up of new markets, and
4. growth on the periphery through new products or new business systems like the Private Jet Service or No-Frills air services of the type offered by Germanwings

All those tools will be utilised wherever warranted by the circumstances.

Allow me to comment briefly on SWISS:
SWISS makes sense for Lufthansa, Lufthansa makes sense for SWISS.

The merger is good for Germany, good for Switzerland and good for Europe.

The brands fit, the market fits, the cultures fit. The timing is right. Competitors are becoming partners. SWISS will remain SWISS, even in harness with Lufthansa.
We now intend to write a joint success story with quality from the heart of Europe.

- Our customers will gain from the merger and, in consequence, you - the shareholders - as well
- We will harness cost synergies and reinvest them

There are thus many good arguments on both sides for a merger. The risk, in our view, is calculable.

Ladies and Gentlemen.

Companies can be first class only if their staff are first class as well - and that is precisely what ours are.

It is to the credit of all Lufthansa's staff that Lufthansa is today among the world's leading and most successful carriers.

It is to their credit that customer satisfaction with our services is now higher than ever.

And it is also to their credit that your company, dear shareholders, is one of the five companies in Germany, that have created the most jobs. That's something for politicians to bear in mind when recent outbursts equating company management with locusts have died down.

Our staff have always identified strongly with Lufthansa. That's what makes our Group so special. Shouldering responsibility in a job that makes sense - that's their most characteristic attribute. And "Lufthanseats" know that they can depend on their company. The Supervisory Board, the Executive Board and the employees appreciate the expectations of the owners of this Group. We aim to fulfil those expectations, dear

shareholders, because we know that lasting success can be achieved only if we succeed,

- in maintaining the loyalty of the staff,
- cementing customer loyalty
- and strengthening your - the shareholders' - loyalty.

That is our focus. We will continue the pursuit of success. Stay with us, with your confidence, on that path - all through the next 50 years as well.
Thank you.

▷ **Back to Overview**



Action Plan

Cost reductions of 780 m€ planned for 2004/2005,
of which 515 m€ already implemented until 31 March 2005



173 m€
84%
External Providers 205 m€
159 m€
69%
Internal providers 230 m€
Production framework/ processes 170 m€
85 m€
49%
Staff 175 m€
98 m€
58%

25 May 2005

Lufthansa


Investor Infos
Next Issue
11 July 2005

▸ **Mayrhuber: "We need reliability from politicians"**

Lufthansa creates jobs and invests in Germany

A healthy and profitable Group is the gist of the report presented to the Lufthansa Annual General Meeting in Cologne today by the Chairman of the Executive Board and CEO, Wolfgang Mayrhuber. "Despite Germany's weak economy and persistently rising oil prices, we have stayed on course and performed successfully in the market. We closed the 2004 business year with an operating profit of 383 million euros," he told shareholders. The Group's financial position is stronger than ever, customer satisfaction has never been higher and the fitness programme is producing results. "We are leaner, fitter and more efficient." A good base on which to embark on further improvements. On the back of our respectable results, the Executive Board and Supervisory Board are proposing payment of a per-share dividend of 0.30 euros, Mayrhuber said. "Commensurate dividends are to become the norm," he added. Confirming the Group's full-year forecast for fiscal 2005, said it expects to return a year-end operating result on a par with last year's level.

All the Group's business segments improved their results during the business year. The Chairman was positive about developments at the Thomas Cook leisure travel group, which returned an operating profit. Success in restructuring the LSG catering arm is beginning to emerge, although the situation in the North American market remains singularly difficult. "A long and stony path still lies ahead but the course is right. The LSG problem will be resolved," the Chairman emphasised.

Concentration on core competencies and profitability are the key planks in the Group's overall strategy. Lufthansa has taken further successful steps in portfolio management, selling business interests such as Chef Solutions and its stake in the motorway service stations company Tank & Rast. "The focus of overall corporate development centres on the passenger business. We want to grow and forge ahead with consolidation," Mayrhuber remarked. Lufthansa's merger with SWISS makes sense for both sides: "The brands, the market and cultures fit together. Customers and shareholders alike will profit from that."

"50 years Lufthansa - that's a 50-year success story made in Germany," noted Wolfgang Mayrhuber, in a review of the Group's postwar history. "In 1955, we began with 70,000 passengers - today we welcome more than 50 million passengers yearly on board our flights." From a small, state-owned airline, Lufthansa has matured in five decades into a fully privatised and globally operating aviation group. "Today Germany is our base, Europe our home market and the world our growth market," said the Lufthansa Chairman and CEO.

Lufthansa is intent on writing further success stories, but that presupposes reliable, underlying political conditions, said Mayrhuber. "We need a firm commitment from political leaders to the air traffic industry." Joint initiatives undertaken by government and industry ought not be forced into absurdity. "The attempts are endless: yesterday, a proposed tax on aircraft fuel, today a development-aid levy. That must stop now." Lufthansa is investing in Germany, creating jobs here and driving innovation forward. That must not be impeded by unnecessary bureaucracy, which in effect legally sanctions curbs on investment. "Lufthansa is committed to Germany as an economic and industrial base. Just as people can rely on us, so in the same vein do we expect reliability from politicians," Mayrhuber emphasised.

The Lufthansa chief criticised the subsidising of regional airports. "Instead of expanding profit-generating infrastructure, superfluous and loss-making mini-airports are being upgraded with taxpayers' money. That is detrimental to the profitability of the airline business and jeopardises jobs."

Lufthansa's overriding objective is to open up prospects for staff, customers and shareholders. With its quality and innovation offensive, the Group is well-primed to realise that objective with strategically significant steps, such as equipping its aircraft with Internet connectivity, the construction of its First Class Terminal in Frankfurt and the launch of the Lufthansa Private Jet Service. "Our bargain-priced fares are also making an impact. Lufthansa is not only good, it is also good value for money," said Wolfgang Mayrhuber. Our success in the future will continue to be based on customer confidence, nurtured by our flying and technical competence, our service and quality focus, progress and innovation. Success depends on people - our people, who are working, worldwide, for Lufthansa. They are the guarantee for the Group's future."

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Agenda of the Annual General Meeting 2005

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We hereby invite our shareholders to attend
the 52nd Annual General Meeting
to be held at Kölnarena, Willy-Brandt-Platz 1, 50679 Köln
on Wednesday, 25 May 2005, at 10:00 a.m.

Agenda*

1.
Presentation of the audited financial statements, the approved consolidated financial statements, the management report for the Company and the Group for the 2004 financial year as well as the report of the Supervisory Board

2.
Appropriation of the balance sheet profit for the 2004 financial year

The Executive Board and the Supervisory Board propose that the balance sheet profit of Euro 137,376,000 stated in the financial statements be used to pay a dividend of Euro 0.30 per registered share.

3.
Approval of Executive Board's acts for the 2004 financial year

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Executive Board during the 2004 financial year.

4.
Approval of Supervisory Board's acts for the 2004 financial year

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Supervisory Board during the 2004 financial year.

5.
Cancellation of Authorised Capital A, creation of new Authorised Capital A and a corresponding amendment to the Articles of Association

Proposal of the Executive Board and the Supervisory Board on point 5 of the agenda ···>

6.
Authorisation to purchase own shares

Proposal of the Executive Board and the Supervisory Board on point 6 of the agenda ···>

7.
Appointment of auditors for the annual financial statements in the 2005 financial year

The Supervisory Board proposes the appointment of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, as auditors of the annual financial statements for the 2005 financial year.

Notifications pursuant to § 128 (2) German Stock Corporation Act (AktG)

Members of the Supervisory Board of Deutsche Lufthansa AG are also members of

Executive Boards of the following financial institutions:
Bayerische Landesbank Girozentrale
Deutsche Bank AG

A member of the Executive Board of Deutsche Lufthansa AG is also a member of the Administrative Board of the following German financial institution:
Landesbank Hessen-Thüringen Girozentrale

The following financial institutions hold interests in Deutsche Lufthansa AG that must be disclosed to meet the requirements of § 21 of the German Securities Trading Act (WpHG):
Dresdner Bank AG, due to the inclusion of the shares held by GENUJO Achte Beteiligungs GmbH
Bayerische Landesbank, due to the inclusion of the shares held by GENUJO Achte Beteiligungs GmbH

The following financial institutions are members of the consortium that carried out the last issue of securities of the Company within the past 5 years:
Dresdner Bank AG
Morgan Stanley Bank AG
Deutsche Bank AG
Citigroup Global Markets Deutschland AG & Co.KGaA
WestLB AG
Barclays Bank PLC
Bayerische Landesbank
Bayerische Hypo- und Vereinsbank AG
BNP PARIBAS London Branch
Commerzbank AG
DZ BANK AG Deutsche Zentral-Genossenschaftsbank
HSBC Trinkaus & Burkhardt KGaA
Landesbank Hessen-Thüringen Girozentrale
Société Générale S.A.

Cologne, 31 March 2005

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

* This text is a translation of the original German text.
Please note that only the German version is binding under law.




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Dear Shareholder,

Up until the end of the legally prescribed period on 11 May 2005, we did not receive any counter motions to items on the agenda of the 2005 Annual General Meeting from shareholders.

Deutsche Lufthansa AG
Executive Board

12 May 2005

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Lufthansa

Information for shareholders on the 2004 result

Lufthansa earned net profit of €404m and proposes to resume dividend payment
Lufthansa can look back on a successful year with a substantially higher result. It raised its operating profit to €383m and its net result to €404m. Lufthansa's shareholders will also profit from the good result: the Executive Board and Supervisory Board will submit a motion to the Annual General Meeting on 25 May to pay a dividend of 0.30 euro per share.

Wolfgang Mayrhuber confirmed as Chairman and CEO for a further five years
At its 22 March meeting, the Lufthansa Supervisory Board confirmed Wolfgang Mayrhuber (58) in his post as Lufthansa's Chairman of the Executive Board and CEO and extended his contract, which was due to expire on 31 December 2005, for a further five years until 31 December 2010.

Takeover and integration of SWISS into the Lufthansa Group
At the same meeting Lufthansa's Supervisory Board also approved the business model developed jointly with Swiss International Air Lines AG for the takeover and integration of SWISS into the Lufthansa Group. The Administrative Board of SWISS likewise gave its assent to the transaction at its meeting on 22 March. The large SWISS shareholders also support the proposal: agreement has already been obtained from the owners of more than 82.98 per cent of the SWISS share capital. The corresponding Integration Agreement was signed in Zurich on 22 March.

Owing to antitrust and air traffic law requirements, the shares of SWISS will be held by a newly-established Swiss company (AirTrust), of which Lufthansa will initially acquire 11 per cent. After receiving antitrust approval, Lufthansa will increase its share to 49 per cent and, once the corresponding air traffic agreements have been obtained, acquire 100 per cent of AirTrust and accordingly of SWISS.

AirTrust will submit a takeover offer to the free-float shareholders of SWISS. The large SWISS shareholders, on the other hand, will receive an outperformance option (earn-out) from Lufthansa in exchange for their shares. Accordingly, the purchase price for the complete acquisition of SWISS will range between approximately €45m for the takeover offer to the 15 per cent free-float shareholders and up to about €250m for the maximum possible earn-out of the large SWISS shareholders, will total at most around €300m.

Excerpts from the Lufthansa Annual Report 2004

Lufthansa posts an operating profit of €383m
In the financial year 2004 the Lufthansa Group posted a positive operating result of €383m (2003: €36m) despite considerable cost burdens stemming from the high oil price. Total operating income rose by 6.1 per cent to €18.8bn. Besides the positive trend in flight business, which saw traffic revenue climb by 10.3 per cent, this was also due to the realisation of book profits amounting to €446m (2003: €258m). Total operating expenses concurrently fell marginally by 0.3 per cent to €17.8bn. The expense total in 2003 had included impairment losses of €783m. The result from operating activities soared from -€147m in 2003 to a positive result of €1.0bn.

The financial result, at -€413m, likewise showed a big improvement of €225m compared with 2003 (-€638m). After deducting deferred and actual tax burdens and the portion of the profit attributable to minority interests, the bottom line shows a positive net result for 2004 of €404m (2003: -€984m).

In the year under review we systematically continued our active portfolio management strategy with a view to strengthening the core business. We placed a 13.2 per cent stake in Amadeus Global Travel Distribution S.A. via the Madrid stock exchange and sold the US Chef Solutions group (business segment Catering), the Lufthansa Gebäudemanagement group and our 30.6 per cent shareholding in Autobahn Tank & Rast Holding GmbH. We increased our share in Eurowings Luftverkehrs-AG to 49 per cent.

Traffic revenue raised by 10.3 per cent
In 2004 the Lufthansa Group expanded its flight capacity by 11.7 per cent and simultaneously lifted the sales volume by 13.7 per cent to 18.4 billion revenue tonne-kilometres. Owing to the continuing pressure on average yields, the traffic revenue generated increased at the lesser rate of 10.3 per cent to reach €12.9bn.

The passenger airlines gained 12.0 per cent more passengers and for the first time broke through the 50 million barrier, registering 50.9 million passengers in total. Traffic revenue grew more slowly than the sales volume (+14.7 %) by 10.1 per cent to reach €10.5bn as average yields per revenue passenger-kilometre declined by 4.0 per cent overall (by 1.5 % adjusted for currency changes). The Logistics segment raised its capacity

Key Data of the Lufthansa Group

Revenue €m	16,965	15,957	+ 6.3
of which traffic revenue €m	12,869	11,662	+ 10.3
Profit/loss from operating activities €m	1,004	–147	–
Net profit/loss for the year €m	404	–984	–
Operating result €m	383	36	–
Capital expenditure €m	1,783	1,155	+ 54.4
Cash flow from operating activities €m	1,881	1,581	+ 19.0
Net indebtedness €m	– 418	591	–
Gearing* per cent	93.5	185.4	–91.9 P.
Number of employees (at year-end)	90,673	93,246	– 2.8
Earnings/losses per share €	0.94	–2.51	–
Dividend per share €	0.30	–	–

*new definition: net indebtedness plus retirement benefit obligations/shareholders' equity

Profit breakdown of the Lufthansa Group in €m

Operating income	18,803	17,714	+ 6.1
Operating expenses	17,799	17,861	– 0.3
Profit/loss from operating activities	1,004	– 147	–
Financial result	– 413	– 638	35.3
Profit/loss from ordinary activities	591	– 785	–
Other taxes	– 50	– 29	– 72,4
Profit/loss before income taxes	541	– 814	–
Income taxes	– 133	– 164	+ 18.9
Minority interest	– 4	– 6	+ 33.3
Net profit/loss for the year	404	– 984	–

Traffic figures of the Lufthansa Group's airlines

Passengers (1,000s)	50,901	45,440	+ 12.0
Passenger load factor in %	74.0	73.1	+ 0.9 P.
Freight/mail (in 1,000 tonnes)	1,753	1,580	+ 10,9
Cargo load factor in %	67.0	65,6	+ 1.4 P.
Available tonne-km (mill.)	25,950	23,237	+ 11.7
Revenue tonne-km (mill.)	18,445	16,227	+ 13.7
Overall load factor in %	71.1	69.8	+ 1.3 P.
Number of flights	647,785	543,549	+ 19.2


External Revenue
Share of individual business segments in per cent
IT Services 1.4
MRO 10.0
Logistics 14.5
Catering 10.8
Passenger business 63.3


Balance sheet structure in per cent
Total assets €18.1bn
100
80
60
40
20
0
Inventories 2.1
Receivables 14.8
Liquid funds 20.9
Fixed assets 62.2
Short-term capital 32.4
Long-term capital 45.6
Shareholders' equity 22.0
Assets
Liabilities

You will find the complete Annual Report on our website www.lufthansa-financials.com or you order the print version via our Internet order service or by Fax +49 221 826 3646.

by 9.9 per cent and was able to fully offload this extra supply in the marketplace. Here, too, sustained a decline in yields of 5.3 per cent (4.7 % due to currency changes). The Logistics segment generated traffic revenue of €2.4bn (+11.4 %).

Other revenue decreased by 4.6 per cent to €4.1bn. Total revenue thus increased by only 6.3 per cent to €17.0bn. Other operating income totalled €1.8bn (+ 1.4 %) and was thus on a par with the prior-year figure. This contains book profits of €446m from the sale of tangible fixed assets.

Operating expenses 0.3 per cent down

Total operating expenses came to €17.8bn and were thus 0.3 per cent down on the year. If the unscheduled impairment losses, which in 2003 had amounted to €783m, are disregarded, operating expenses would have been 4.0 per cent higher than in 2003. The cost of materials and services recorded the highest year-on-year rise of 14.4 per cent to reach €8.2bn. The principal cost driver was fuel. In 2004 we had to spend a total of €1.8bn on kerosene; this was €467m or 34.5 per cent more than in 2003. The decrease in expenditure on other raw materials and supplies by 4.0 per cent to €2.1bn was due exclusively to the changes in the group of consolidated companies.

The cost of purchased services totalled €4.3bn (+17.9 %). Fees and charges grew by 11.0 per cent to €2.5bn in line with the capacity supply of the Group's airlines (+11.7 %). The introduction in January 2004 of the "Lufthansa Regional" production concept led to increases of 52,1 per cent in operating lease expenses and chartering charges.

The Lufthansa Group employed 92,743 employees on average last year (-2.2 %). Staff costs rose by 4.4 per cent to €4.8bn. Wages and salaries increased by 0.6 per cent. While social security contributions went up by 7.4 per cent to €581m, pension costs ballooned by 66.7 per cent to €345m. This reflects the impact of changing the collective pension arrangements for cockpit crews. Moreover, in 2004 the first contributions were made to the new fully funded pension fund for cabin personnel.

The scheduled depreciation and amortisation expense in 2004 amounted to €1.1bn (-6.0 %). The unscheduled impairment losses in 2004 totalled only €34m. (2003: €783m).

Other operating expenses amounted to €3.6bn (-11.8 %) and were thus well down on 2003. Despite the sizeable expansion of the business volume, commissions paid to travel agencies decreased by 9.0 per cent or €78m following the introduction of the net pricing model.

Capital expenditure and financing

In 2004 the Lufthansa Group invested €1.8bn, which was considerably more than in 2003 (€1.2bn). €1.3bn of this was spent on purchases of and advance payments on aircraft and spare engines. The greatly improved result earned in the financial year 2004 helped to lift the operating cash flow by 19.0 per cent to €1.9bn. Of the outstanding cash flow of €1.1bn left after net asset formation, we initially invested €837m in short-term securities. On 20 December 2004 we transferred securities with a value of €605m from this portfolio to a dedicated asset custodian, the Lufthansa Pension Trust. They are now exclusively earmarked for funding payments arising from retirement benefit obligations and are thus now netted with the pension provisions as defined benefit plan assets pursuant to IAS 19.

At the end of 2004 the Group had net assets of €418m, which was €1.0bn better than the net debt of €591m shown at the end of 2003. Lufthansa's gearing, now calculated as the ratio of net debt plus on-balance-sheet retirement benefit obligations to shareholders' equity, was cut to 93.5 per cent (2003: 185.4 %).

The shareholders' equity grew by €1.3bn to €4.0bn. The capital increase of 14 June 2004 strengthened the Group's capital base by €740m net. The equity ratio now stands at 22.0 per cent compared with 15.9 per cent at the end of 2003.

Outlook

For the year 2005 a continuing positive global economic trend is anticipated. The forecasts envisage only a small rate of growth for Germany. Following the sizeable capacity increase of summer 2004, especially on long-haul routes, Lufthansa will grow only moderately this year. We shall continue in future to deploy our instruments for capacity and yield management and to concentrate our flight supply on markets with sizeable demand and profitable growth prospects. Based on the assumption that no new crises arise in the course of this year and that there is no renewed surge in oil prices, Lufthansa now anticipates for the year 2005 an operating result on a par with the 2004 figure. This differs from the statement published in the annual report – taking into account the integration of SWISS.


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Lufthansa Annual General Meeting approves dividend of EUR 0.30

The 52nd Annual General Meeting of Deutsche Lufthansa AG held on 25 May in Cologne approved the dividend of Euro 0.30 per share which had been proposed by the Executive Board and the Supervisory Board. The dividend is payable on 26 May. The dividend will be paid on all shares deposited in your custodian account on the day of the Annual General Meeting on 25 May. Incidentally, the new shares from our capital increase in June last year are also entitled to the full dividend for the 2004 business year.

Dividend notice

The Annual General Meeting on 25 May 2005 agreed that the distributable profit of EUR 137,376,000 in the 2004 business year be used for payment of a dividend of EUR 0.30 per registered share.

The dividend, net of 20 % capital gains tax and a 5.5 % solidarity surcharge on capital gains tax (in total 21.1 %), will be paid as follows on 26 May 2005:

Dividends on shares in a giro-transferable collective security deposit will be paid by the Clearstream Banking AG, Frankfurt, into the accounts held by shareholders at their custodian banks.

Shareholders, still in possession of share certificates, can obtain the dividend on presentation of dividend coupon No. 7 at the company cash office or at any of the below-listed banks and their branches:

Dresdner Bank AG
Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
Bayerische Landesbank
BHF-BANK AG
Commerzbank AG
HSBC Trinkaus & Burkhardt KGaA
HSH Nordbank AG
Landesbank Hessen-Thüringen Girozentrale
MERCK FINCK & CO PRIVATBANKIERS
M.M. Warburg & CO KGaA
Sal. Oppenheim jr. & Cie. KGaA
SEB AG
Westfalenbank AG
WestLB AG

Capital gains tax and the solidarity surcharge will not be deducted from dividends paid out to shareholders domiciled in Germany, if their custodian bank has submitted a non-taxable attestation to their tax office. That also applies to shareholders, who have issued an exemption order to their custodian bank, in-sofar as the tax-exempted amount has not already been utilised for other earnings from capital assets.

Cologne, 26 May 2005

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

Lufthansa achieved net profit of 404 million euros and proposes to resume dividend payment

Lufthansa looks back on a successful year with a substantially higher result: The operating profit was raised by 347 million euro to 383 million euros, the net result reached 404 million euros. Lufthansa's shareholders will also profit from the good results: the Executive Board and Supervisory Board will submit a motion to the Annual General Meeting on 25 May to pay a

dividend of 0.30 euros per share. For the year 2005 - taking into account the integration of SWISS - Lufthansa anticipates an operating result on a par with the 2004 figure.

More information to the annual result 2004

Deutsche Lufthansa AG
Investor Relations

25 May 2005

▷ More Information **"The dividend: Questions and Answers"**

Dividend Payment per share since 1985

	Ordinary shares		Preference shares	Tax Credit		Dividend payment	
Year	**in DM***	**in EUR**	**in DM**	**in DM**	**in EUR**	**in Mio. DM**	**in Mio. EUR**
2004		**0.30**			****		**137.0**
2002		0.60		****	****		229.0
2000	1.17	0.60		0.51	0.26		229.0
1999	1.10	0.56		0.47	0.24	419.8	214.6
1998	1.10	0.56		0.47	0.24	419.8	214.6
1997	0.90	0.46		0.04	0.02	343.4	175.6
1996	0.50		***	0.08		190.8	
1995	0.50		0.50	0.14		190.8	
1994	0.40		1.15**	0.12/0.36		172.6	
1990	-		0.25	0.14		6.7	
1989	0.40		0.40	0.23		121.6	
1988	0.40		0.40	0.23		96.5	
1987	0.35		0.35	0.20		84	
1986	0.35		0.35	0.20		63	
1985	0.35		0.35	0.20		63	

* up to 1996 the face value was DM 50, dividend was adjusted to the new face value of DM 5
** Payment of guarantee dividend of DM 0.25 per year for 1991 to 1993 is included
*** Preference shares were converted into ordinary shares on October 10, 1996
**** No longer applicable due to the introduction in 2002 of an "imputation procedure" for taxing dividends in Germany which divorces corporation tax payments from personal income tax liability

Lufthansa's share capital of Euro 1,172,275,200 is divided into 457.9 million registered non-par value shares.

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